1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2007

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Annual Report for the Year Ended December 31, 2006	1

1.2	Notice of Annual General Meeting	129

1.3	Form of Proxy	133

1.4	Proposed General Mandates Circular	134

FORWARD-LOOKING STATEMENTS

The Annual Report for the Year Ended December 31, 2006 of TOM Online Inc. (the “Company”), Notice of Annual General Meeting, Form of Proxy and the Proposed General Mandates Circular constituting Exhibits 1.1, 1.2, 1.3 and 1.4 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are based on the current expectations of the management of the Company and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates”, “envisages” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, changes in the relationships of the Company with telecommunication operators in the Peoples Republic of China (“PRC”) and elsewhere, the effect of competition on the demand for the price of the Company’s services, changes in customer demand and usage preference for the Company’s products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in the PRC, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into the PRC’s telecommunications market. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. For further discussion of factors that could cause actual results to differ from expectations, you should read the Company’s filings and submissions to the SEC, including the Company’s most recent Annual Report on Form 20-F (File No. 000-50631) and materials furnished to the United States Securities and Exchange Commission under Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: March 30, 2007	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans. Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

CONTENTS

4	Financial Highlights

5	Corporate Profile

6	Corporate Information

8	Chairman’s Statement

10	Management’s Discussion and Analysis

31	Comparison of Business Objectives with Actual Business Progress

33	Directors’ Profile

36	Senior Management’s Profile

39	Corporate Governance Report

43	Report of the Directors

56	Auditors’ Report

57	Consolidated Balance Sheets

59	Consolidated Statements of Operations

61	Consolidated Statements of Shareholders’ Equity

62	Consolidated Statements of Cash Flows

65	Notes to Consolidated Financial Statements

117	Supplementary Unaudited Information Provided by Management

127	Definitions

FINANCIAL HIGHLIGHTS

RESULTS

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Operating Results
Wireless Internet services	9,958	55,843	112,880	157,833	152,637
Advertising	4,228	5,845	7,583	9,210	13,279
Others(1)	15,789	15,385	2,257	1,025	2,449

Total revenues	29,975	77,073	122,720	168,068	168,365

Operating (loss)/ profit from continuing operations	(8,319)	19,765	31,076	40,785	29,723

(Loss)/income attributable to shareholders	(8,354)	19,572	33,908	45,006	28,655

Balance Sheet
Total assets	25,574	67,376	403,101	446,007	513,599
Total liabilities (including minority interests)	35,038	52,966	168,677	116,897	132,141

Shareholders’ (deficit)/equity	(9,464)	14,410	234,424	329,110	381,458

CORPORATE PROFILE

TOM Online Inc. (NASDAQ: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company that offers an array of wireless Internet services and operates one of the most trafficked web properties in Mainland China. As at the end of 2006, it was the only portal ranked in the top three of every wireless Internet service segment.

The Company has a strong focus on the younger, trendy and technology-savvy demographic. At the end of 2006, the Company had an active wireless user base of more than 75 million. Its www.tom.com portal features about 50 content channels on topics such as entertainment, music and sports.

The Company began to explore e-commerce opportunites in late 2006 through its TOM Eachnet joint venture with eBay. It also operates TOM-Skype, a leading online communications service it jointly develops with Skype for the Chinese market.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Non-executive Directors:

Frank John Sixt (Chairman)

Chow Woo Mo Fong, Susan (Alternate to Frank John Sixt)

Tong Mei Kuen, Tommei (Vice Chairman)

Mak Soek Fun, Angela

Executive Directors:

Wang Lei Lei

Jay Kenneth Chang

Peter Andrew Schloss

Feng Jue, Elaine

Fan Tai

Independent Non-executive Directors:

Kwong Che Keung, Gordon

Ma Wei Hua

Lo Ka Shui

COMPANY SECRETARY

Yu Pessy Patricia Dawn

COMPLIANCE OFFICER

Peter Andrew Schloss

QUALIFIED ACCOUNTANT

Tsang Mei Hung, Nora

AUDIT COMMITTEE

Kwong Che Keung, Gordon (Committee Chairman)

Ma Wei Hua

Lo Ka Shui

REMUNERATIONS COMMITTEE

NOMINATIONS COMMITTEE

Frank John Sixt (Committee Chairman)

Kwong Che Keung, Gordon

Ma Wei Hua

Lo Ka Shui

AUTHORIZED REPRESENTATIVES

Peter Andrew Schloss

Feng Jue, Elaine

SPONSORS

Citigroup Global Markets Asia Limited

Morgan Stanley Dean Witter Asia Limited

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

P. O. Box 309GT

Ugland House

South Church Street, George Town

Grand Cayman

Cayman Islands

British west Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Dong Cheng District, Beijing 100738

the PRC

Tel: 86 10 65283399

Fax: 86 10 85181160

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

48/F., The Center

99 Queen’s Road Central

Central

Hong Kong

Tel: 852 2121 7838

Fax: 852 2186 7711

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Bank of China (Hong Kong) Limited

DBS Bank Limited

China Minsheng Banking Corporation Limited

WEBSITE ADDRESS

www.tom.com

STOCK CODE

NASDAQ: TOMO; GEM: 8282

CHAIRMAN’S STATEMENT

Adverse regulatory developments severely impacted our wireless Internet business in 2006, resulting in revenue declines and margin compression in that business. In response, the Company has focused on managing its wireless Internet business cost structure to boost profitability and competitiveness, as well as increasing online advertising revenues and other revenues from its portal assets.

The Company has initiated new business opportunities, which if executed successfully, have the potential to create new growth drivers over the coming years. These include:

TOM EACHNET

At the end of 2006, the Company announced a joint venture agreement with eBay/Eachnet to combine their respective expertise to build a new China marketplace business in 2007. The Company is optimistic that through the combination of eBay’s global e- commerce knowledge and the Company’s deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, the Company believes that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing new mobile commerce (“m-commerce”) opportunities.

TOM-SKYPE

At the end of January 2007, there were over 31.5 million (“mn”) registered TOM-Skype users up from over 9.0 mn at the end of February 2006, an increase of over 22.5 mn new registered users. The Company is working to maintain the rapid growth of the TOM-Skype community in 2007 with the objective of developing and introducing new value added services around the TOM- Skype community commencing in the later part of 2007.

RESULTS OF 2006

For the 12-months ended December 31, 2006, the Company’s total revenues were US$168.37 mn, up 0.2% from 2005 total revenues of US$168.07 mn. Net income attributable to shareholders was US$28.66 mn, down 36.3% from 2005 net income attributable to shareholders of US$45.01 mn.

WIRELESS INTERNET

Total wireless Internet revenues for 2006 were US$152.64 mn, a decline of 3.3% from total wireless Internet revenues in 2005 of US$157.83 mn. In 2006, wireless Internet made up 90.7% of total revenues compared to 93.9% in 2005.

On July 7, 2006, the Company issued a press release relating to policy changes on China Mobile’s (“CMCC”) Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry

(“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. Under the same MII policy directives, China Unicom also implemented policies similar to those of CMCC during 3Q06.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our like for like wireless Internet business revenues declined 10.9% from 2005 levels.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and that this will benefit our business in the long run.

ONLINE ADVERTISING

Our online advertising business achieved US$13.28 mn in revenues in 2006, representing 44.2% growth over 2005 levels of US$9.21 mn. In 2006, online advertising made up 7.9% of total revenues compared to 5.5% in 2005. Year-on-year growth in our online advertising business was driven by increased advertiser interest to our online audiences on our sports, entertainment/ music channels. Our portal’s differentiation was enhanced in 2006 through our strategic cooperation with Titan Sports, the country’s top-selling sports newspaper and continued growth in our “Wanleba” online music community site.

Given the difficult current wireless Internet operating environment, management will continue its efforts to strengthen our market position in online sports and entertainment. The Company will also focus on new opportunities to engage its portal assets on the introduction of 3G wireless services in our market.

GROSS PROFIT AND MARGINS

Total gross profit decreased by 12.3% in 2006 to US$62.45 mn compared to US$71.17 mn in 2005. This translated into a decrease in overall gross margins from 42.3% in 2005 to 37.1% in 2006. The decline in gross margins was driven by increased content and distribution costs as well as the negative impact on our operating structure from the new regulations introduced in the second half of 2006.

TOTAL OPERATING EXPENSES

Total operating expenses increased by 7.7% in 2006 to US$32.72 mn compared to US$30.38 mn in 2005. 2006 operating expenses include US$3.01 mn of share-based compensation (“SBC”) expenses. Excluding SBC expenses, 2006 total operating expenses were lower than 2005 as the Company undertook cost control measures in response to the new regulations.

NET INCOME

Net income attributable to shareholders was US$28.66 mn in 2006 compared to net income of US$45.01 mn in 2005, representing a decrease of 36.3%. Adjusting for SBC expenses and provision for goodwill impairment charge on Indiagames of US$4.63 mn, 2006 net income would have been US$36.39 mn.

PROPOSED CONDITIONAL POSSIBLE PRIVATISATION OF TOM ONLINE

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law.

For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, March 15, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Our audited historical consolidated financial statements and the discussion and analysis herein include the financial position and results of operations of (i) Treasure Base, Whole Win, Huanjian Shumeng and Beijing Infomax beginning as of August 11,

2004, November 19, 2004, January 4, 2006 and June 1, 2006 respectively, being the dates of their respective acquisitions by the Company and (ii) the TOM-Skype joint-venture, Tel-Online, as of August 22, 2005, being the date the joint-venture was incorporated.

In December 2006, the Company made a decision to sell substantially all of its equity interests in Indiagames which was acquired on February 24, 2005, to focus on the China market. Accordingly, the results of Indiagames were separately presented on the face of consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006.

OVERVIEW

We are one of the leading wireless Internet companies in China. We operate one of China’s most trafficked online properties, which focus on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handsets manufacturers, users’ mobile phones, traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population which have mobile phones, but not necessarily Internet access; (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users, with a goal to achieve higher consumer satisfaction; (3) our acquisition and development of quality content and services tailored for the mobile phone; and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-Skype joint venture which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. In the second half of 2006, China Mobile and China Unicom implemented certain policy changes under the directives of China’s Ministry of Information Industry that negatively impacted our wireless Internet business. With the contribution from our acquisition of Beijing Infomax, our wireless Internet services revenues slightly decreased to US$152,637,000 in 2006 from US$157,833,000 in 2005. Our wireless Internet services revenues accounted for approximately 90.7% of our total revenues in 2006.

Our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers in online auctions, consumer electronics, high-tech products, consumables and fashion, wishing to target our young audience. Our online advertising revenue increased to US$13,279,000 in 2006 from US$9,210,000 in 2005 and accounted for approximately 7.9% of our total revenue in 2006.

Our others business mainly includes online games, e-commerce and fee-based email services in 2005 and 2006 where a majority of the others business revenue in 2004 was derived from commercial enterprise solutions. In 2006, our others revenue accounted for approximately 1.4% of our total revenues.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these six entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax are variable interest entities and we are the primary beneficiary of these entities, and accordingly we consolidate their results of operations in our historical consolidated financial statements. In addition, Huanjian Shumeng is also determined as a variable interest entity as Huanjian Shumeng is a subsidiary of Beijing Lei Ting.

In August 2005, jointly with Skype Technologies, S.A., we established Tel-Online, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. The joint-venture is focusing on developing a localized TOM-Skype instant messaging/chat client for the mainland China market and to grow its user base. At the end of January 31, 2007, we had over 31.5 mn registered TOM-Skype users, up from the 7.43 mn registered users at the end of December 31, 2005. The growth in TOM-Skype is due to sustained marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base continuing to exhibit positive network effects. We remain focused on continuing the rapid growth of the TOM-Skype community in 2007 with goal to develop value added services around the TOM-Skype community towards the later parts of 2007 and into 2008. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for our Company as China’s leading wireless Internet company to provide not only mobile content, but mobile functions, namely payment services, to our end users.

In December 2006, we announced a joint venture agreement with eBay/Eachnet to combine their respective expertise to build a new China marketplace business in 2007. We are optimistic that through the combination of eBay’s global e-commerce knowledge and our Company’s deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, we believe that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing m-commerce opportunities.

REVENUES

Our revenues in 2006 are derived from our two primary operating segments: wireless Internet services and online advertising. We derive a minor portion of our revenues from others.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng and Beijing Infomax, and from our subsidiaries that are incorporated in the PRC. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our online advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that our subsidiaries charge and subsequently collect pursuant to exclusive technical and consulting service agreements with our variable interest entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services(1)	112,880	92.0%	157,833	93.9%	152,637	90.7%
Online advertising	7,583	6.2%	9,210	5.5%	13,279	7.9%
Others(2)	2,257	1.8%	1,025	0.6%	2,449	1.4%

Total revenues	122,720	100.0%	168,068	100.0%	168,365	100.0%

*	Figures in 2005 had been restated as revenue from mobile games products of Indiagames was separately presented under “Discontinued Operations”.
(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the services of LingXun, Startone and Beijing Infomax are included beginning as of August 11, 2004, November 19, 2004 and June 1, 2006 respectively.
(2)	Primarily includes revenue from online games, e-commerce and fee-based email services for the years ended December 31, 2005 and 2006 where a majority of revenue for year ended December 31, 2004 was derived from computer hardware sales and integrated enterprise solutions services.

Wireless Internet services. The majority of our wireless Internet services revenue is derived in China from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Our wireless Internet services include SMS, MMS, WAP, IVR and CRBT services. In 2006, our SMS, MMS, WAP, IVR and CRBT services accounted for approximately 39.4%, 8.2%, 19.1%, 26.3% and 6.3%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue, include, but not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and distribution channels availability.

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	54,956	48.7%	63,428	40.2%	60,057	39.4%
MMS	11,784	10.4%	12,012	7.6%	12,526	8.2%
WAP	17,114	15.2%	31,686	20.1%	29,226	19.1%
IVR	26,152	23.2%	40,059	25.4%	40,166	26.3%
CRBT	2,874	2.5%	10,557	6.7%	9,597	6.3%
Others	—	—	91	—	1,065	0.7%

Wireless Internet services revenues	112,880	100.0%	157,833	100.0%	152,637	100.0%

*	Figures in 2005 had been restated as the revenue from mobile games products of Indiagames was separately presented under “Discontinued Operations”.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2006, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 3%, slightly lower as compared to approximately 5% in 2005. In 2006, China Mobile and China Unicom contributed 82% and 17% to our wireless Internet services revenues.

Online advertising. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our online advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events.

Others. Our others revenue is primarily derived from the provision of online games, e-commerce and fee-based email services in 2005 and 2006. Prior to 2005, others revenue mainly represented commercial enterprise solutions revenue in providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue.

COST OF REVENUES

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	63,966	52.1%	96,900	57.7%	105,919	62.9%
Cost of goods sold	791	0.7%	—	—	—	—

Total cost of revenues	64,757	52.8%	96,900	57.7%	105,919	62.9%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

Cost of Services. Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services in China incur direct costs and the primary components of such costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses.

Our online advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff, including games development staff, and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our direct cost of services and our common cost of services accounted for 76.8% and 23.2%, respectively, of our cost of services in 2006. In the future, we expect that our direct cost of services will continue to increase due to higher content acquisition costs, higher carrier costs and higher distribution channel fees as our business continues to grow.

GROSS PROFIT MARGIN

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except percentages)
Gross Profits (1):
Wireless Internet services	51,901	64,027	52,425
Advertising	4,847	6,333	8,354
Others	1,215	808	1,667

Total gross profits	57,963	71,168	62,446

Gross Profit Margin:
Wireless Internet services	46.0%	40.6%	34.3%
Online advertising	63.9%	68.8%	62.9%
Others	52.4%	78.8%	68.1%

Total gross profit margin	47.2%	42.3%	37.1%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.
(1)	For the purpose of calculating our gross profits, certain costs that are common to our wireless Internet services business and our online advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs.

OPERATING EXPENSES

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2004		2005 (restated*)		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	7,695	6.3%	7,176	4.3%	6,974	4.1%
General and administrative expenses	12,385	10.1%	21,144	12.6%	23,087	13.7%
Product development expenses	886	0.7%	1,528	0.9%	1,617	1.0%
Amortization of intangibles	5,614	4.6%	535	0.3%	1,045	0.6%
Provision for impairment of intangibles	307	0.3%	—	—%	—	—

Total operating expenses	26,887	22%	30,383	18.1%	32,723	19.4%

*	Figures in 2005 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales target.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004 and Huanjian Shumeng and Beijing Infomax in 2006.

Provision for Impairment of Intangibles. Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

DISCONTINUED OPERATIONS

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames, acquired on February 24, 2005, to focus on the China market. Accordingly, the results of Indiagames were separately presented on the face of consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006. Loss from discontinued operations for the years ended December 31, 2005 and 2006 was US$1,000 (including loss of US$69,000 resulted from dilutive effect of the Company’s interest upon the issuance of shares to new shareholders) and US$5,049,000 (including an impairment of goodwill of US$4,628,000) respectively.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statements of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet Services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e- mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files.

Wireless Internet services are billed on monthly subscription basis or on usage basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. In China, we have, however, a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages we send once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2005 and 2006, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 5% and 3% respectively.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on the estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Company. Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as we market, support and contract for our services directly with the end customers.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the online advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the online advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill and intangibles with indefinite life on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

For the year end December 31, 2006, the Company tested goodwill for impairment with the assistance of an independent valuer and determined that there was no impairment of goodwill on the Company’s wireless Internet business in China, Huanjian Shumeng and Beijing Infomax. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (Discounted Cash Flows).

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts. Provision for bad debts as at December 31, 2006 amounted to US$4,352,000.

Available-for-sale securities and Restricted Securities

Investments in available-for-sale securities, are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available- for-sale securities of other income/(expense), respectively. Interest on available-for-sale securities is reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility. Restricted securities are accounted for as the same as available-for-sale securities.

Stock-based Compensation Expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant, and was amortized over the vesting period of the option concerned. Statement of Financial Accounting Standards (“SFAS”) 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provisions of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS 123 and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share- based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services, including wireless Internet services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these companies and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in these companies.

In December 2003, FASB issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax and have concluded that these entities are our variable interest entities as we are the primary beneficiary of these entities. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements.

In addition, the Company has also determined that Tel-Online and Huanjian Shumeng, a subsidiary of Beijing Lei Ting, are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports; our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

DISCONTINUED OPERATIONS

A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component are separately reported as “Discontinued Operations” in the Consolidated Statements of Operations. The comparative Consolidated Statements of Operations is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as “Discontinued Operations” or “held for sale” is presented separately in the assets, liabilities and minority interests, sections, respectively, of the Consolidated Balance Sheets.

OUR ACQUISITIONS AND INVESTMENTS

On August 11, 2004, we acquired 100% equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As at December 31, 2005, the Company had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. The earn-out consideration based on Treasure Base’s 2005 audited combined after-tax profit amounted to US$16,615,000 and the Company settled in cash during 2006. The consideration payable and additional goodwill of Treasure Base had been reflected in the consolidated financial statements for the year 2005.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall for the 3 years ended December 31, 2006, and we concluded that no impairment occurred in the book value of this investment. We did not take up the option to increase our stake to 20.55% as at December 31, 2006.

On November 19, 2004, we acquired 100% equity interest in Whole Win, which provides WAP services through Startone. The Company made cash settlements for the initial consideration of US$2,169,000 in 2004 and in 2005 paid the earn-out consideration of US$5,062,000 to the vendors.

On February 24, 2005, we, through our wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares. Subsequently, the Company’s ownership interest in Indiagames was diluted to 62.42%.

In August 2005, jointly with Skype, we established Tel-Online, a Cayman Islands incorporated limited company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM- Skype instant messaging/chat client for the mainland China market and to grow its user base. In the year 2007, we hope to begin commercialization of premium services over the TOM-Skype platform. We have determined that under US GAAP we are the primary beneficiary of the investments in the joint venture Tel-Online and we have commenced to consolidate its results of operations in our historical consolidated financial statements since August 22, 2005.

On January 4, 2006, the Company, through a variable interest entity, acquired 75% equity interest of Huanjian Shumeng for an aggregate amount of RMB22,000,000 (equivalent to US$2,728,000). Huanjian Shumeng is an operator of Internet website which provides original Chinese novels to its users.

On June 1, 2006, the Company, through a subsidiary, acquired 100% equity interest of Gainfirst for a maximum consideration of RMB600,000,000 (equivalent to US$75,000,000). Gainfirst provides wireless Internet services in China through Beijing Infomax. An initial consideration of RMB150,000,000 (equivalent to US$18,750,000) was paid out in August 2006. The 2006 earn-out consideration based on Gainfirst’s 2006 adjusted audited combined after-tax profit minus the initial consideration amounts to RMB93,991,000 (equivalent to US$12,037,000) and the Company expects to settle in cash during 2007. The consideration payable and additional goodwill of Gainfirst have been reflected in the consolidated financial statements for the year ended December 31, 2006.

On December 20, 2006, the Company entered into a Joint Venture Deed with eBay International AG (“eBay”) to form a joint venture in 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. As at December 31, 2006, the joint venture had not been established and accordingly, no results of this joint venture are reflected in the consolidated financial statements of the Company.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames, Tel-Online, Huanjian Shumeng and Beijing Infomax beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005, August 22, 2005, January 4, 2006 and June 1, 2006 respectively.

Subsequent to 2006, in connection with the Joint Venture Deed entered between the Company and eBay on December 20, 2006, a joint venture (“Joint Venture”) has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. The Joint Venture will be jointly controlled and owned by the Company and eBay with 51% and 49% stake interest respectively. eBay will provide the initial funding of US$40,000,000 in cash to the Joint Venture and the Company will provide a shareholder’s loan in the amount of US$20,000,000 to the Joint Venture. If the initial funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by the Joint Venture and as mutually agreed by eBay and the Company. In addition, eBay will inject its subsidiary engaging in the business of operating an online auction and marketplace site in China to the Joint Venture while the Company will contribute its expertise in the Internet and mobile industries in China and its leadership and management services to the Joint Venture. The Company will account for this Joint Venture using the equity method of accounting.

RESULTS OF OPERATIONS

The following discussion of our results of operations for the years ended December 31, 2004, 2005 and 2006 is based upon our audited historical consolidated financial statements with 2005 figures being restated to conform to current year presentation, included elsewhere in this document.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Our total revenues were US$168,365,000 in 2006, representing an increase of 0.2% from 2005 revenues, which were US$168,068,000. The flat performance in total revenues was due to the negative impact from new government and mobile operator policies, offset by growth in our online advertising business and the acquisition of Beijing Infomax.

Wireless Internet Services

The majority of our revenues in 2006 continue to be derived from our wireless Internet business. In 2006, our wireless Internet business achieved revenues of US$152,637,000 representing a decrease of 3.3% from 2005, which were US$157,833,000. In

2006, our wireless Internet revenues accounted for 90.7% of our total revenues as compared to 93.9% in 2005 as we continued to emphasize our wireless Internet business as our core strategic focus area.

On July 7, 2006, the Company issued a press release relating to policy changes on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during the quarter end September 30, 2006.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our like for like wireless Internet business revenues declined 10.9% from 2005 levels.

In 2006, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues. As opposed to historically presented financials, other wireless Internet revenues exclude results from our Indiagames subsidiary as this business has been separately presented under “Discontinued Operations”

2G Services – SMS

In 2006, our SMS services generated US$60,057,000 in revenues, compared to US$63,428,000 in 2005, representing a decline of 5.3%. In 2006, SMS services accounted for 39.4% of our total wireless Internet revenues, down from 40.2% in 2005. The primary factor behind the decline in SMS service revenues was due to the new mobile operator policies implemented in the middle of 2006. These new policies included the cancellation of per message subscriptions, double confirmation for new subscriptions and extended free trial periods, amongst other policy changes. The impact on our SMS service revenues from these new policies was offset by the acquisition of Beijing Infomax which derives the majority of its revenues from SMS whose results we began consolidating as of June 1, 2006.

2.5G Services – MMS and WAP

In 2006, our MMS services generated US$12,526,000 in revenues, compared to US$12,012,000 in 2005, representing an increase of 4.3%. In 2006, MMS services accounted for 8.2% of our total wireless Internet revenues, up from 7.6% in 2005. We continue to believe that MMS over the medium-term is a transitory product category.

In 2006, our WAP services generated US$29,226,000 in revenues, compared to US$31,686,000 in 2005, representing a decrease of 7.8%. In 2006, WAP services accounted for 19.1% of our total wireless Internet revenues, down from 20.1% in 2005. The decline in WAP service revenues was due to the introduction of new mobile operator policies in the middle of 2006. Factors contributing to a decline in WAP service revenues included the introduction of one-month free trials for subscriptions, silent user clean-up periods shortening from 6-months to 4-months and a more stringent operating environment limiting marketing and other cross-selling activities. The impact on WAP service revenues from these new policies was offset by the acquisition of Beijing Infomax whose results we began consolidating as of June 1, 2006.

Voice Services – IVR and CRBT

In 2006, our IVR services generated US$40,166,000 in revenues compared to US$40,059,000 in 2005, representing a small increase of 0.3%. In 2006, our IVR business accounted for 26.3% of our total wireless Internet business, up from 25.4% in 2005. Our IVR business showed stable performance in 2006 compared to 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners, but whose benefits were offset by suspension of cross-selling activities by the mobile operators in the second half of 2006 due to changes in the regulatory environment.

In 2006, our CRBT services generated US$9,597,000 in revenues, compared to US$10,557,000 in 2005, representing a decline of 9.1%. In 2006, our CRBT business accounted for 6.3% of our total wireless Internet revenues, down from 6.7% in 2005. Continued strong price competition in the average CRBT per song fees and a more stringent operating environment due to the new policies, contributed to the poor performance in our CRBT business.

Other Wireless Internet Services

In 2006, revenues from our other wireless Internet businesses were US$1,065,000, compared to US$91,000 in 2005, representing over 11 times increase. Other wireless Internet services consist primarily of Java-based mobile games and made up 0.7% of our total wireless Internet business in 2006.

Online Advertising

Our online advertising revenues increased 44.2% to US$13,279,000 in 2006 from US$9,210,000 in 2005. In 2006, online advertising revenues accounted for 7.9% of our total revenues, up from 5.5% in 2005. This growth was driven by a number of factors including increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Others

Others revenue increased 138.9% to US$2,449,000 in 2006 from US$1,025,000 in 2005. In 2006, others revenues accounted for 1.4% of our total revenues, up from 0.6% in 2005. Revenue from paid email services and online games were the largest contributors to this revenue line and accounted for the year-on-year increase where commercial enterprise solutions is no longer a significant contributor.

Total Cost of Services. Our cost of services increased 9.3% to US$105,919,000 from US$96,900,000 in 2005. The increase was primarily due to higher cost incurred in acquiring content from third-party providers and promoting the products and services for wireless Internet services business, and partly offset by the decrease in transmission fee paid to mobile operators as revenue declined in the second half of 2006.

Gross Profit. As a result of the foregoing, our gross profit decreased 12.3% to US$62,446,000 from US$71,168,000 in 2005. Our gross profit as a percentage of total revenues, or gross profit margin, decreased to 37.1% in 2006 from 42.3% in 2005 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$6,974,000 in 2006 down 2.8% from 2005 levels or US$7,176,000. Sales and marketing expenses as a percentage of total sales remained relatively flat at 4.1% of 2006 total revenues compared to 4.3% of 2005 total revenues, as we implemented cost control programs due to the new operator policies implemented in 2006.

General and Administrative Expenses. Our general and administrative expenses increased 9.2% to US$23,087,000 in 2006 from US$21,144,000 in 2005. Beginning in 2006, with the adoption of SFAS 123R, we recognized US$2,973,000, 95.7% of total share-based compensation (“SBC”) expenses for the year 2006, in general and administrative expenses. Excluding these SBC expenses, total general and administrative expenses in 2006 would have declined from 2005 levels as we implemented cost control programs due to the new operator policies implemented in 2006.

Product Development. Our product and development expenses increased 5.8% to US$1,617,000 in 2006 from US$1,528,000 in 2005 as we continued to invest in new products and services for our online advertising, TOM-Skype and wireless Internet businesses.

Amortization of Intangibles. Our amortization of intangibles increased 95.3% to US$1,045,000 in 2006 from US$535,000 in 2005. The increase in amortization of intangibles was related primarily from the acquisition of Beijing Infomax in 2006.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 7.7% to US$32,723,000 from US$30,383,000 in 2005.

Operating Profit. As a result of the foregoing, our operating profit was US$29,723,000 in 2006 compared to profit of US$40,785,000 in 2005.

Net Interest Income. We recorded a net interest income of US$1,424,000 in 2006 compared to US$2,543,000 in 2005. The decline in net interest income was driven by higher total borrowing costs associated with an increase in short-term loans for financing purposes.

Exchange Gain. In 2006, we recognized an exchange gain of US$2,382,000 compared to exchange gain of US$1,132,000 in 2005, due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Income from Continuing Operations. As a result of the forgoing, our income from continuing operations was US$33,704,000 in 2006 compared to income of US$45,007,000 in 2005.

Loss from Discontinued Operations. In 2006, we recognized US$5,049,000 in losses associated with our stake in Indiagames which was classified as “held for sale” at the end of 2006 compared to loss of US$1,000 in 2005, primarily due to US$4,628,000 impairment charge of goodwill made in the year.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$28,655,000 in 2006 or a 36.3% decrease, compared to net income of US$45,006,000 in 2005.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Our total revenues were US$168,068,000 in 2005, representing an increase of 37.0% from 2004 which were US$122,720,000. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet Services

The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$157,833,000, representing an increase of 39.8% over 2004, which were US$112,880,000. In 2005, our wireless Internet revenues accounted for 93.9% of our total revenues as compared to 92.0% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), voice services (IVR and CRBT) and other wireless Internet revenues.

2G Services – SMS

In 2005, our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 40.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G Services – MMS and WAP

In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.6% of our total wireless Internet revenues, down from 10.4% in 2004. The flat performance of MMS in 2005 was due to a migration in our mobile operator partner’s MMS billing platform to an upgraded system, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 20.1% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP and GPRS services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to mobile operator “silent user clean-up” policies, WAP growth slowed down in the second half of 2005.

Voice Services – IVR and CRBT

In 2005, our IVR services generated US$40,059,000 in revenues, compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 25.4% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.7% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other Wireless Internet Services

In 2005, revenues from our other wireless Internet businesses were US$91,000 and we did not report other wireless Internet revenues in 2004.

Online Advertising

Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.5% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including, increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Others

Others revenue decreased 54.6% to US$1,025,000 in 2005 from US$2,257,000 in 2004. In 2005, others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 51.5% to US$96,900,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators, third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 49.6% to US$96,900,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 22.8% to US$71,168,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.3% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$7,176,000 in 2005, down by 6.7% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses was incurred directly in relation to our wireless Internet revenues and thus had been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 70.7% to US$21,144,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$ 8,759,000 in general and administration expenses was due to the following primary factors (a) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005 (b) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000 (c) increased professional fees to prepare for Sarbanes-Oxley compliance and (d) a general increase in staff headcount and salary.

Product Development. Our product and development expenses increased 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased headcount of our product development teams.

Amortization of Intangibles. Our amortization of intangibles decreased to US$535,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, were already all amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 13.0% to US$30,383,000 from US$26,887,000 in 2004.

Operating Profit. As a result of the foregoing, our income from operations was US$40,785,000 in 2005 compared to income of US$31,076,000 in 2004.

Net Interest Income. We recorded a net interest income of US$2,543,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Exchange Gain. In 2005, we recognized an exchange gain of US$1,132,000 compared to nil in 2004, due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005 compared to net income of US$33,908,000 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash provided by operating activities	33,759	51,008	53,878
Net cash used in investing activities	(146,099)	(95,266)	(66,566)
Net cash (used in)/provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2006, we had cash and cash equivalents of US$110,993,000.

Net cash provided by operating activities was US$53,878,000 in 2006 compared to net cash provided by operating activities of US$51,008,000 in 2005. This increase was primarily due to the improvement of our working capital management in 2006. The average collection time for our accounts receivable has decreased from 64 days in 2005 to 62 days in 2006.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China and elsewhere. In 2006, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 82% and 17% to our wireless Internet services revenues. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$66,566,000 in 2006 compared to US$95,266,000 in 2005. This decrease in 2006 was mainly due to the decrease in our net cash paid for acquisitions to US$34,519,000 in 2006 from US$99,937,000 in 2005 and the increase in our net cash invested in bank deposits amounting to US$25,693,000 in 2006. In addition, there were receipts of US$16,392,000 from disposal of available-for-sale securities in 2005 while no such disposal in 2006. Our primary use of cash for investing activities in 2006 was for the payments of consideration in connection with the acquisitions of Treasure Base, Huanjian Shumeng and Beijing Infomax amounting to US$16,615,000, US$2,728,000 and US$18,750,000, respectively.

We currently have US$3,010,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Capital expenditures	9,175	9,843	6,354
Capital divestitures (cost)	538	2,510	446
Capital divestitures (book value)	9	94	23

In addition, as at December 31, 2006, we committed to finance the new joint venture to be set up with eBay in 2007 in the form of a shareholder’s loan of US$20,000,000.

Net cash provided by financing activities was US$21,228,000 in 2006, mainly from cash received, net of facility charges, from a one-year bank loan of US$35,340,000. The loan was effectively pledged with certain debt securities, bearing interest at 0.3% over 3-month London Inter-Bank Offered Rate (“LIBOR”) and will be repaid in June 2007. In 2006, the Company had repaid all outstanding loans balances of US$20,038,000 to parent company.

As at December 31, 2006, our balance of current assets and restricted securities totaled US$277,905,000 while the balance of our total liabilities amounted to US$128,939,000. We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities.

As at December 31, 2006, our balance of long-term liabilities totaled US$55,423,000, comprising a bank loan, amounting to US$55,271,000 and deferred tax liabilities of US$152,000. Should we require additional financing, for instance, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2006, our amount due to related parties was US$204,000 which was unsecured, non-interest bearing and had no fixed repayment terms. In addition, we had bank loans amounting to US$90,611,000 and we did not have any material debt securities or material mortgages or liens except for our marketable securities were pledged for the bank loans. In addition, other than our obligations to pay 2006 earn-out consideration of US$12,037,000 and 2007 earn-out consideration of unknown amount in connection with our acquisition of Beijing Infomax as of December 31, 2006, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	For the year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Bank loan – short term	—	—	35,340
Bank loan – long term	—	56,099	55,271
Due to related parties – short term	20,331	19,430	204

Total	20,331	75,529	90,815

	Payments due by period
	Total	1 year	Within 1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Bank loans	90,611	19,430	—	—	—
Due to related parties – short term	204	16,615	—	—	—
Acquisition obligation(1)	12,037	1,463	313	—	—
Operating lease commitments	1,046	1,046	—	—
Other contractual commitments(2)	20,000	20,000	—	—	—

Total contractual obligations	125,762	68,814	56,948	—	—

(1)	This is the 2006 earn-out consideration payable in connection with the acquisition of Beijing Infomax.
(2)	This is the commitment in financing the new joint venture to be set up with eBay in 2007.

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2006, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng, Beijing Infomax and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, Huanjian Shumeng, Beijing Infomax and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside a portion, up to 10%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

RESEARCH AND DEVELOPMENT

Research and development costs represented 1.0% of our total revenues in 2006, 0.1% above the level in 2005. We anticipate that research and development costs will increase in 2007 to expand our wireless products and services offering and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contract that is indexed to our own shares and classified as shareholder’s equity, or that is not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

Cayman Islands – The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

RESEARCH AND DEVELOPMENT

Research and development costs represented 0.9% of our total revenues in 2005, 0.2% above the level in 2004. We anticipate that research and development costs will increase in 2006 to expand our wireless product and service offerings and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

Cayman Islands - The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong - Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

China - In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ending December 31,
	2006	2007	2008	2009	2010	2011
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	15%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	7.5%	7.5%	7.5%	15%	15%	15%
GreaTom	7.5%	15%	15%	15%	15%	15%
Beijing Super Channel	15%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	7.5%	7.5%	7.5%	15%	15%
LingXun	7.5%	7.5%	7.5%	15%	15%	15%
Ceng Dong Yi	0%	0%	7.5%	7.5%	7.5%	15%
Beijing Lahiji	0%	7.5%	7.5%	7.5%	15%	15%
Startone	7.5%	7.5%	7.5%	15%	15%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%
Huanjian Shumeng	33%	33%	33%	33%	33%	33%
Beijing Infomax	7.5%	7.5%	7.5%	15%	15%	15%
Dong Kuilin	0%	0%	0%	7.5%	7.5%	7.5%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses.

The table below sets forth the tax losses carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2006:

	For the year ending December 31,
	2006	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,829	877	910	965	477	600
Beijing Lei Ting (Chengdu)	1,789	—	—	538	646	605
Beijing Super Channel	13,520	—	1,256	—	6,086	6,178
Shanghai Super Channel	2,772	459	400	560	621	732

In addition, our PRC revenues are subject to business taxes and value-added tax. For a summary of these taxes, see “Revenues”.

OTHERS

Foreign Exchange Exposure

On July 21, 2005, the People’s Bank of China announced a new system to set the value of the RMB against an unspecified basket of currencies instead of a roughly fixed rate of RMB 8.3 per US$. Since then, the RMB has appreciated to 7.8087 per US$ on December 31, 2006. We expect our revenues on a US$ basis to be impacted roughly in line to fluctuation in the RMB exchange rates to the US$.

Charges on Group Assets

As at December 31, 2006, the Company had pledged all the available-for-sale securities (the restricted securities) with aggregate fair value of US$97,729,000 and face value of US$100,000,000 as collaterals for a four-year bank loan of US$55,271,000 and a short term bank loan of US$35,340,000. The short term bank loan bears interest at 0.3% over 3-month LIBOR and will be repaid in June 2007 while the four-year bank loan bears interest at 0.23% per annum over LIBOR and will be repaid in April 2009.

Employee Information

As at December 31, 2006, the Group had 1,208 full-time employees located in China for the continuing operations. During 2006, our employee costs, including Directors’ emoluments, totaled US$20,462,000 for the continuing operations.

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions..

Gearing Ratio

As at December 31, 2006, the gearing ratio of the Group based on total liabilities over total assets was approximately 25.1%.

PROPOSED CONDITIONAL POSSIBLE PRIVATISATION OF TOM ONLINE

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. The Proposal will be made only if the Proposal and the transactions contemplated thereunder have first been approved at an extraordinary general meeting of TOM (“TOM EGM”). Accordingly, there is no assurance that the Proposal will be made. An announcement will be made by TOM in relation to the voting results of the TOM EGM. For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business objectives as stated	Actual business progress in respect of the second
in the prospectus dated	half of 2006 (July-December)
March 2, 2004

Wireless Value-Added Services

Continue to develop and expand our product portfolio	• Launched a number of products including ringtone search, interactive games and mobile mini novels

Continue to explore new partnerships with telecommunications operations, handset producers, technology providers and original content providers to expand our distribution channels and improve product development

•      Had increased the number of partnerships with handset producers to embed our services into their handsets

•      Signed a joint venture deed with eBay to develop e-commerce in China, including its possible mobile commerce applications

Explore potential acquisition opportunities to expand our user base, distribution channels or enhance our proprietary technology and content capabilities	• Had explored opportunities, but none completed in the second half of 2006

Online Advertising and Commercial Enterprise Solutions

Continue to develop online advertising client base and introduce new advertising products to gain market share

•      Further expanded our advertising client base to include an international watch maker, a bicycle maker and an English language training service provider; in addition, we had explored advertising opportunities for our TOM-Skype online communication services

Consider expanding the sales team, if appropriate, to target a wider range of clients	• We did not expand our sales team in the second half as the Company was in process of streamling its sales operation to further increase efficiency

Internet Portal and New Business Development

Potential launch new content channels and enhance existing content channels to adapt to changing user tastes	• Had launched a golf channel (http://golf.tom.com) and a fashion channel (http://lux.tom.com) and revamped our jokes channel (http://happy.tom.com) in the second half of 2006

Continue to develop premium content by exploring partnerships with traditional media	• About 60 editorial staff of China’s leading sports newspaper Titan Sports launched their blogs on our sports channel

Explore potential acquisition and joint venture opportunities to expand into new business segments	• Signed a joint venture deed with eBay to develop e-commerce in China

Business objectives as stated	Actual business progress in respect of the second
in the prospectus dated	half of 2006 (July-December)
March 2, 2004

Marketing and Promotions

Continue to promote brand awareness and products	• Continued to promote our brand and products through outdoor advertising in key cities such as Beijing, Shanghai and Guangzhou

Participate in and host industry marketing events and trade shows to promote our products	• Participated the 2006 Internet Forum, 2006 Anti-spam International Forum, the 5th International Value-added Services Forum, and Beijing Auto Show

Consider potential event sponsorships	• Had begun seeking sponsorships for a music roadshow and other key marketing events

Business Operations and Human Resources

Continue to improve efficiency of internal operational systems and business management systems	• To comply with Sarbanes-Oxley Act, we had further improved our internal control and communication mechanisms to help facilitate more timely and appropriate decision making by management

• We had adjusted our organizational structure to keep pace with business development needs as well as strengthened our information technology system to ensure smooth business operation and management

DIRECTORS’ PROFILE

Frank John Sixt

Aged 55, has been a non-executive Director and the Chairman of the Company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited. He is also an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, a non-executive director of Hutchison Telecommunications International Limited, and a director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd. He is also the chairman of TOM Group Limited, a non-executive director of Cheung Kong (Holdings) Limited, and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Chow Woo Mo Fong, Susan

Aged 53, has been an alternate Director to the Chairman of the Company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group Limited. She is also an executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd.. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Tong Mei Kuen, Tommei

Aged 42, has been a non-executive Director of the Company since April 1, 2003 and the Vice Chairman of the Company since January 27, 2006. She is also an executive director and the chief executive officer of TOM Group Limited. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Wang Lei Lei

Aged 33, has been an executive Director and the Chief Executive Officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group Limited in December 2002, a director of Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Jay Kenneth Chang

Aged 35, has been an executive Director of the Company since September 28, 2005 and the Chief Financial Officer of the Company since September 1, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology strategy and implementation. Mr. Chang holds a degree in electrical engineering at the University of Washington – Seattle, WA.

Peter Andrew Schloss

Aged 46, has been an executive Director of the Company since December 17, 2003 and the Chief Legal Officer of the Company since September 1, 2005. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Feng Jue, Elaine

Aged 34, has been an executive Director and Executive Vice President of the Department of Sales and Marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing at Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Fan Tai

Aged 35, has been an executive Director and Vice President of Finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Kwong Che Keung, Gordon

Aged 57, has been an independent non-executive Director of the Company since October 14, 2003. Mr. Kwong has also been serving as a member of the remuneration committee and the nomination committee of the Company and the chairman of the audit committee of the Company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992-1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and as an independent non-executive director of New World Mobile Holdings Limited until January 2007 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

Ma Wei Hua

Aged 58, has been an independent non-executive Director of the Company since October 14, 2003 and a member of the audit committee, remuneration committee and nomination committee of the Company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

Lo Ka Shui

Aged 60, has been an independent non-executive Director and a member of the audit committee, the remuneration committee and the nomination committee of the Company since September 30, 2004. He is the chairman and managing director of Great Eagle Holdings Limited and the non-executive chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other listed public companies in Hong Kong and was a director of Hong Kong Exchanges and Clearing Limited. He is also a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 27 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Mak Soek Fun, Angela

Aged 42, has been a non-executive Director of the Company since April 3, 2006. She is also the head corporate general counsel and an executive director of TOM Group Limited. She has also been the Company Secretary of the Company until March 15, 2006. Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong. Prior to joining TOM Group Limited, she was a senior group legal counsel of Hutchison Whampoa Limited.

SENIOR MANAGEMENT’S PROFILE

Liu Bing Hai

Aged 37, has been a Vice President of Wireless Operations of the Company since December 2003. Mr. Liu was appointed as a director of GreaTom in October 2003. Mr. Liu joined the Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel. Prior to joining the Company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of the Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer Aided Design and in 1993 from North China University with a B.S. in Transmission Controls.

He Jing, Sarah

Aged 39, has been a Director of the Sales Department of the Company since August 2004. Prior to joining the Group, Ms. He served as customer service director at DangDang Online Bookstore. From July 1998 to September 2003, Ms. He served as programmer at Star Fire Inc. in Canada. From March 1993 to March 1998, Ms. He served as general manager assistant and marketing/communication specialist at Group Schneider (China). Ms. He graduated in 1990 from Beijing College of Economics with a B.S. in MIS.

Tsang Mei Hung, Nora

Ms. Tsang has been the Qualified Accountant of the Company since November 6, 2006. Ms. Tsang is the Deputy Financial Controller of the Company and a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. She holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yu Pessy Patricia Dawn

Aged 34, has been the Company Secretary of the Company since March 16, 2006. Ms. Yu joined TOM Group in April 2001 and was appointed as Senior Legal Counsel in 2003. She holds a Master of Arts degree in Jurisprudence from the Oxford University and is admitted as a solicitor in Hong Kong, and England and Wales.

The Company is committed to high standards of corporate governance for the enhancement of shareholder value. The Company believes that good corporate governance is not only in the interest of investors but also in the interest of the Company. It is also of the view that good corporate governance is a reflection of the standard and quality of the management and operations of the Company and it also helps sustain the long-term support of shareholders upon which the Company’s success depends.

The Company closely monitors corporate governance development in Hong Kong and overseas, and with this objective, it regularly reviews its corporate governance practices in light of experience and evolving regulatory requirements to ensure that the Company keeps abreast of shareholders’ expectations. The principles of corporate governance adopted by the Company emphasize a quality board, sound internal control, and transparency and accountability to shareholders.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 15 of the GEM Listing Rules throughout the year ended December 31, 2006.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a Code of Conduct regarding Securities Transactions by Directors on terms no less exacting than the required standard of dealings (“Code of Conduct”). Having made specified enquiry with the Directors, all the existing Directors (other than Ms. Feng Jue, Elaine) confirmed that they have complied with the required standard of dealings as set out in the Code of Conduct for the year ended December 31, 2006.

Ms. Feng Jue, Elaine, an Executive Director, has failed to notify the Chief Executive Officer in writing and obtain dated written acknowledgement in respect of her purchase of 786,000 shares of the Company on September 19, 2006. The written notification and acknowledgement for the aforesaid dealing of the Company’s shares by Ms. Feng Jue, Elaine has subsequently been confirmed and ratified by the Chief Executive Officer. The Company has determined that this failure was isolated event, not intentional and simply a case of Ms. Feng Jue, Elaine neglecting to notify the proper persons within the Company of the dealings. Ms. Feng Jue, Elaine has undertaken to the Company that she will comply with the required standard of dealings as set out in the Code of Conduct from time to time.

BOARD OF DIRECTORS

The principal duty of the board of directors of the Company (“Board”) is to ensure that the Company is properly managed in the interest of shareholders.

The Board, led by the Chairman, is responsible for the formulation of Company wide strategies and policies, including an oversight of the management. Management is responsible for the day-to-day operations of the Company under the leadership of the Chief Executive Officer.

As at December 31, 2006, the Board comprised 12 Directors, including the Chairman, the Vice Chairman, the Chief Executive Officer, the Chief Financial Officer, 3 Executive Directors, 2 Non-Executive Directors (one is an Alternate Director to the Chairman) and 3 Independent Non-executive Directors. One of the Independent Non-executive Director has appropriate professional qualifications, or accounting or related financial management expertise. Biographical details of the Directors are set out on pages 41 to 44.

For a Director to be considered independent, the Board must determine whether the Director has any direct or indirect material relationship with the Company. In determining the independence of directors, the Board follows the requirements set out in the GEM Listing Rules. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to Rule 5.09 of the GEM Listing Rules. The Company is of the view that all the Independent Non-executive Directors meet the independence guidelines set out in Rule 5.09 of the GEM Listing Rules and considers that they are independent.

The position of the Chairman and the Chief Executive Officer are held by separate individuals. The role of the Chairman is separated from that of the Chief Executive Officer. Such division of responsibilities helps to reinforce their independence and accountability.

The Chairman is responsible for providing leadership to, and overseeing the functioning of, the Board to ensure that the Board acts in the best interest of the Company. To ensure that Board meetings are planned and conducted effectively, the Chairman is primarily responsible for drawing up and approving the agenda for each Board meeting, taking into account, where appropriate, any matters proposed by other Directors for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner. The Chairman also actively encourages Directors to be fully engaged in the Board’s affairs and make contribution to the Board’s functions. To this end, the Chairman holds meetings with the Non- executive Directors at least annually without the Executive Directors present. With the support of all other members of the Board, the Chairman procures that good corporate governance practices and procedures are established and that appropriate steps are taken to provide effective communication with shareholders.

The Chief Executive Officer is responsible for managing the businesses of the entire Company, attending to the formulation and successful implementation of company policies and assuming full accountability to the Board for all Company operations. Acting as the principal navigator of the Company’s businesses, the Chief Executive Officer attends to developing strategic operating plans that reflect the longer-term objectives and priorities established by the Board and is directly responsible for maintaining the operational performance of the Company. The Chief Executive Officer, in conjunction with the Chief Financial Officer and senior management of each business unit, ensures that the Board is fully apprised of the funding requirements of the businesses of the Group and presents annual budgets. The Chief Executive Officer, with the assistance of the Chief Financial Officer, procures that the funding requirements of the businesses of the Group are met and closely monitors the operating and financial results against plans and budgets and takes remedial actions when necessary and advises the Board of significant development and issues. Moreover, the Chief Executive Officer maintains ongoing dialogue with the Chairman and all Directors to keep them fully informed of all major business development and issues. He is also responsible for building and maintaining an effective executive team to support him in his role. Furthermore, he also represents the Company in government bodies and professional and trade associations.

CORPORATE GOVERNANCE REPORT

The Board meets regularly, and at least 4 times a year. Between scheduled meetings, senior management of the Group from time to time provides to Directors information on the activities and development of the businesses of the Group. In addition, Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

The Board held 5 regular meetings in 2006 with an average attendance rate of 87.9%.

The attendance records of the Board meetings held in 2006 are set out below:

Attended
Chairman
Mr. Frank John Sixt	4/5

Executive Directors
Mr. Wang Lei Lei (Chief Executive Officer)	5/5
Mr. Jay Kenneth Chang (Chief Financial Officer) (Note 1)	5/5
Mr. Peter Andrew Schloss (Chief Legal Officer) (Note 2)	5/5
Ms. Feng Jue, Elaine	4/5
Mr. Fan Tai	5/5
Mr. Wu Yun (Note 1)	3/4

Non-executive Directors
Ms. Tong Mei Kuen, Tommei (Vice Chairman)	5/5
Ms. Mak Soek Fun, Angela (Note 2)	4/4
Mrs. Chow Woo Mo Fong, Susan (Alternate to Chairman)	Not applicable

Independent Non-executive Directors
Mr. Kwong Che Keung, Gordon	5/5
Mr. Ma Wei Hua	3/5
Dr. Lo Ka Shui	3/5

Notes:

1.	Resigned as Executive Director on August 10, 2006.
2.	Appointed as Non-executive Director on April 3, 2006.

Apart from the regular Board meetings, a meeting between the Chairman and the Non-executive Directors and Independent Non-executive Directors without the presence of the Executive Directors was held in the second quarter of 2006.

Each of the Non-executive Directors (including the Independent Non-executive Directors) has entered into a letter of service with the Company for a term of 12-month period. The appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. All the Non-executive Directors are subject to re-election at each annual general meeting of the Company.

Upon appointment, Directors receive a package of orientation materials and extensive review of the Company and its business from senior executives. Information and updates are provided to Directors regularly to ensure that Directors keep up with the latest changes in the commercial and regulatory environment in which the Group conducts its businesses.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Group.

With the assistance of the Finance Department which is under the supervision of the Chief Financial Officer, the Directors ensure the financial statements of the Group are prepared in accordance with the statutory requirements and applicable accounting standards. The Directors also ensure the publication of the financial statements of the Group is made in a timely manner. The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Auditors’ Report on pages 72 to 73.

AUDIT COMMITTEE

The Company has established the Audit Committee in February 2004. The Audit Committee consists of 3 Independent Non- executive Directors. One of them has the appropriate professional qualifications, accounting or related financial management expertise. The Audit Committee is chaired by Mr. Kwong Che Keung, Gordon and the other members include Mr. Ma Wei Hua and Dr. Lo Ka Shui.

The terms of reference of the Audit Committee is published on the Company’s website. The Audit Committee reviews the internal accounting procedures and considers and reports to the Board with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors.

The Audit Committee held 6 meetings in 2006 with an average attendance rate of 83.3%.

The attendance records of the Audit Committee meetings held in 2006 are set out below:

Name of Member	Attended
Mr. Kwong Che Keung, Gordon (Chairman)	6/6
Mr. Ma Wei Hua	3/6
Dr. Lo Ka Shui	6/6

For 2006, the Audit Committee reviewed with senior management and the Company’s internal and external auditors of the Company their respective audit findings, the accounting principles and practices adopted by the Company, legal and regulatory compliance, progress with the Company’s implementation of the Sarbanes-Oxley Act of 2002, and internal control, risk management and financial reporting matters (including the half-year, quarterly and annual financial statements for the year ended December 31, 2006 before recommending them to the Board for approval). In particular, the Audit Committee monitored the integrity of financial statements of the Company and the annual report and accounts, half-year report and quarterly report of the Company, discussed such annual report and audited accounts, half-year report and quarterly report with management and the external auditor, and reviewed significant financial reporting judgments contained in them. In this regard, in reviewing such reports and accounts of the Company before submission to the Board, the Audit Committee focused particularly on:

(a)	any changes in financial reporting and accounting policies and practices;

(b)	major judgmental areas;

(c)	significant adjustments resulting from audit;

(d)	the going concern assumption and any qualifications;

(e)	compliance with accounting standards; and

(f)	compliance with the Listing Rules and any other legal requirements in relation to financial reporting.

The audited consolidated results of the Group for the year ended December 31, 2006 have been reviewed by the Audit Committee.

AUDITORS’ REMUNERATION

The amount of fees charged by the Auditors generally depends on the scope and volume of the auditors’ work. For the year ended December 31, 2006, the Auditors of the Company received approximately HK$9,972,000 for audit services and HK$1,965,000 for non-audit services comprising mainly consultancy services.

REMUNERATION COMMITTEE

The Company has established a Remuneration Committee in February 2004. The existing Remuneration Committee consists of 1 Non-executive Director and 3 Independent Non-executive Directors. The Remuneration Committee is chaired by Mr. Frank John Sixt and the other members include Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Normally, the remuneration packages of Directors and senior management of the Group will be approved by the written resolutions signed by all members of the Remuneration Committee at the end of each year. The Remuneration Committee will also meet as and when required to consider remuneration related matters.

The Remuneration Committee will assist the Board to develop and administer a fair and transparent procedure for setting policy on the remuneration of Directors and senior management of the Company and for determining their remuneration packages and also responsible for the administration of the share option schemes adopted by the Company. Terms of reference of the Remuneration Committee are available on the website of the Company.

Executive Directors, assisted by the Company’s Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions as well as the performance of the individual and the profitability of the Company, and propose to the Remuneration Committee for consideration and approval, remuneration packages for Directors and senior management. Executive Directors, however, do not participate in determining their own remuneration.

Consistent with the principles applied in the past, for the year ended December 31, 2006, the remuneration of Directors and senior management was determined with reference to the performance and profitability of the Company as well as remuneration benchmarks from other local and international companies and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the individual’s performance.

Details of Directors’ emoluments for the year ended December 31, 2006 are set out in note 37(c) to the accounts.

NOMINATIONS COMMITTEE

The Company has established the Nomination Committee in February 2004. The Nomination Committee consists of 1 Non- executive Director and 3 Independent Non-executive Directors. The Nomination Committee is chaired by Mr. Frank John Sixt and the other members include Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui. The terms of reference of the Nomination Committee is published on the Company’s website.

The principal duties of the Nomination Committee include identifying individuals qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships.

For the year ended December 31, 2006, the Nomination Committee has, by written resolution of all members, resolved to make a recommendation to the Board on the appointment of a Non-executive Director based on the background, experience and other business interests or character of the candidate.

INTERNAL CONTROL

An internal control system, being an integral part of the Company’s operations, is a process effected by the Board and management team to provide reasonable assurance on the effectiveness and efficiency of operations in achieving the established corporate objectives, safeguarding Company assets, providing reliable financial reporting, and complying with applicable laws and regulations.

The Board is responsible for making appropriate assertions on the adequacy of internal controls over financial reporting and the effectiveness of disclosure controls and procedures. Through the Audit Committee, it regularly reviews the effectiveness of the system.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934 (“Exchange Act”). Under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management concluded that its internal control over financial reporting was effective as of December 31, 2006.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

INVESTOR RELATIONS AND SHAREHOLDERS’ RIGHTS

The Company proactively promotes investor relations and communications by setting up regular meetings between our senior management and institutional shareholders and analysts. General presentations are also made when the financial results are announced.

The Board is committed to providing clear and full information about the Company’s performance to shareholders through the publication of half-year reports, quarterly reports and annual reports. In addition to dispatching circular, notices, financial reports to shareholders, additional information is also available to shareholders on the website of the Company.

The annual general meeting provides a useful forum for shareholders to raise comments and exchange views with the Board. Shareholders are encouraged to attend annual general meetings for which the Company gives at least 21 days’ notice. The Chairman, Directors and external auditors are available to answer questions on the Company’s businesses at the meeting.

Shareholders have statutory rights to call for extraordinary general meetings by serving written requests to the Company and to put forward agenda items for consideration by shareholders. Details of the poll voting procedures and the rights of shareholders to demand a poll are included in the circular to shareholders despatched together with the annual report. The results of the poll are published on the Company’s website. Financial and other information is available on the Company’s website, which is updated regularly.

The Company values feedback from shareholders on its effort to promote transparencies and foster investor relationships. Comments and suggestions are welcome and can be addressed to our Investor Relations Manager by mail or by e-mail.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the financial statements for the year ended December 31, 2006.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The principal activity of the Company is investment holding. The activities of its principal subsidiaries and variable interest entities are set out on pages 84 to 86.

An analysis of the Group’s performance for the year by business segments is set out in note 34 to the financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated statements of operations on pages 76 to 77.

The Directors do not recommend the payment of a dividend.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in the consolidated statements of shareholders’ equity on page 78 and note 37(g) to the financial statements respectively.

PROPERTY AND EQUIPMENT

Details of the movements in property and equipment of the Group are set out in note 17 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in notes 25 and 32 to the financial statements respectively.

DISTRIBUTABLE RESERVES

Details of the distributable reserves of the Company as at December 31, 2006 are set out in note 37(h) to the financial statements.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr. Frank John Sixt* (Chairman)

Mrs. Chow Woo Mo Fong, Susan* (Alternate Director to Mr. Frank John Sixt)

Ms. Tong Mei Kuen, Tommei* (appointed as Vice Chairman on January 27, 2006)

Mr. Wang Lei Lei

Mr. Jay Kenneth Chang Mr. Peter Andrew Schloss Ms. Feng Jue, Elaine

Mr. Fan Tai

Ms. Mak Soek Fun, Angela* (appointed on April 3, 2006)

Mr. Kwong Che Keung, Gordon#

Mr. Ma Wei Hua#

Dr. Lo Ka Shui#

Mr. Wu Yun (resigned on August 10, 2006)

Mr. Sing Wang* (resigned on January 27, 2006)

*	non-executive Directors
#	independent non-executive Directors

In accordance with Article 116 of the Company’s Articles of Association, all the existing Directors (other than alternate Director) will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Each of the non-executive Directors (including the independent non-executive Directors) has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and, in the case of Ms. Mak Soek Fun, Angela, until December 31, 2006 (“Term”) and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the Term. All the non-executive Directors are subject to re-election at each annual general meeting of the Company.

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wang Lei Lei, Mr. Jay Kenneth Chang, Mr. Peter Andrew Schloss, Ms. Feng Jue, Elaine and Mr. Fan Tai, being all the executive Directors, has entered into a service contract with the Group commencing from January 1, 2004 in the case of Mr. Wang Lei Lei, Ms. Feng Jue, Elaine and Mr. Fan Tai, April 13, 2005 in the case of Mr. Jay Kenneth Chang and December 15, 2003 in the case of Mr. Peter Andrew Schloss. The term of the contract with Mr. Wang Lei Lei is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. The term of each of the other contracts is continuous unless terminated by not less than three months’ notice in writing served by either party on the other.

Save as disclosed above, none of the Directors being proposed for re-election at the forthcoming annual general meeting of the Company has entered into any service agreements with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui an annual confirmation of his independence pursuant to Rule 5.09 of the GEM Listing Rules and the Company still considers the independent non-executive Directors to be independent.

DIRECTORS’ PROFILE

The Directors’ profile is set out on pages 41 to 44.

DIRECTORS’ EMOLUMENTS

Details of the Directors’ emoluments are set out in note 37(c) to the financial statements.

SHARE OPTION SCHEMES

Pursuant to the written resolutions of the then sole shareholder of the Company dated February 12, 2004, two share option schemes namely, Pre-IPO Share Option Plan (“Pre-IPO Share Option Plan”) and the share option scheme (“Share Option Scheme”) were adopted by the Company (the Pre-IPO Share Option Plan and the Share Option Scheme are collectively referred to as the “Schemes”).

SUMMARY OF THE SCHEMES

(a)	Purpose of the Schemes

The purpose of the Pre-IPO Share Option Plan is to recognise the contribution of certain employees of the Company to the growth of the Group and/or the listing of shares of the Company on GEM.

The purpose of the Share Option Scheme is to provide the Group with a flexible means of attracting, retaining and motivating talented participants to strive for future developments and expansion of the Group. This scheme shall be an incentive to encourage the participants and to allow the participants to enjoy the results of the Company attained through their efforts and contributions.

(b)	Participants of the Schemes

Pursuant to the Schemes, the Board may, at its discretion, invite (i) any part-time or full-time employees or directors (including any executive Director and independent non-executive Director) of TOM Group and/or any company in the Group and (ii) any advisor or consultant to the Group provided, however, that such advisor or consultant (A) is a natural person, (B) provides bona fida services to the Group and (C) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly make a market for the Company’s securities (other than any substantial shareholder of the Company and/or any of its Associates (within the meaning of the GEM Listing Rules)) to take up options to subscribe for shares of the Company.

However, save for the options which have been granted on February 16, 2004, no further options may be granted upon the listing of the shares of the Company on GEM on March 11, 2004.

(c)	Total number of shares available for issue under the Schemes

The total number of shares of the Company which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue on May 12, 2006, being the effective date of refreshment of the 10 per cent. limit on the grant of options under the Share Option Scheme (i.e., 425,833,742 shares of the Company, which represents approximately 10% of the issued share capital of the Company as at March 15, 2007).

The maximum number of shares of the Company which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Schemes and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the GEM Listing Rules) of the total number of shares of the Company in issue from time to time.

(d)	Maximum entitlement of each participant

The total number of shares of the Company issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month periods shall not exceed 1% of the total number of shares of the Company in issue.

(e)	Time of exercise of options

Pursuant to the Schemes, any option may be exercised in accordance with its terms at any time during a period to be notified by the Board to each grantee provided that the period within which the option must be exercised shall not be more than 10 years from the date of grant of the option.

(f)	Payment on acceptance of option

Pursuant to the Schemes, HK$5 is payable by the grantee to the Company on acceptance of the option within 28 days from the date of grant of the option.

(g)	Basis of determining the subscription price

The subscription price per share under the Pre-IPO Share Option Plan is HK$1.50, being the price per share at which the shares are offered for subscription by the public at the initial public offer of shares of the Company.

The subscription price per share under the Share Option Scheme shall be determined by the Board at its absolute discretion and notified to each grantee and shall be no less than the higher of:-

(i)	the closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange on the date of grant, which must be a business day;

(ii)	the average closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of a share of the Company.

(h)	Remaining life of the Schemes

The Pre-IPO Share Option Plan has no remaining life as no further options may be granted but the provisions of the such plan shall in all other respects remain in full force and effect and options which are granted during the life of such plan may continue to be exercisable in accordance with their terms of issue.

The Share Option Scheme will remain valid for a period of 10 years commencing on February 12, 2004 (save that the Company, by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme). After termination, no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect and the options which are granted during the life of the Share Option Scheme may continue to be exercised in accordance with their terms of issue.

The other principal terms of the Schemes are set out in the prospectus of the Company dated March 2, 2004 (“Prospectus”).

OUTSTANDING SHARE OPTIONS

As at December 31, 2005, options to subscribe for an aggregate of 238,457,181 shares of the Company granted pursuant to the Pre-IPO Share Option Plan and Share Option Scheme were outstanding, Details of which were as follows:

(a)	Pre-IPO Share Option Plan

As at December 31, 2006, options to subscribe for an aggregate of 199,247,231 shares of the Company granted pursuant to the Pre-IPO Share Option Plan and Share Option Scheme were outstanding. Details of which were as follows:

	Date of grant	Number of share options						Option period	Subscription price per share of the Company
		Outstanding as at January 1, 2005	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2005
									HK$
Directors	16/2/2004	182,300,000	—	21,718,000	—	—	160,582,000 (Note 1)	16/2/2004-15/2/2014	1.50
Employees (including ex-employees and a past Director)	16/2/2004	38,157,181	—	13,404,423	4,087,527	—	20,665,231 (Note 2)	16/2/2004-15/2/2014	1.50

	Total:	220,457,181	—	35,122,423 Note 3	4,087,527	—	181,247,231

Notes:

1.	Details of the options granted to the Directors are set out in the section headed “Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures” below.

2.	For certain grantees, the options have vested in 4 tranches in the proportion of 10% : 30% : 30% : 30% on April 12, 2004, February 16, 2005, February 16, 2006 and February 16, 2007 respectively.

For certain grantees, the options have vested on (i) April 12, 2004 or (ii) April 12, 2004 and February 16, 2005.

3.	The weighted average closing price of the shares immediately preceding the exercise of the share options was HK$2.26.

(b)	Share Option Scheme

As at December 31, 2006, options to subscribe for 18,000,000 shares of the Company which were granted to a Director were outstanding. Details of which were as follows:

	Date of grant	Number of share options							Option period	Subscription price per share of the Company
		Outstanding as at January 1, 2005	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2006
										HK$
Director	11/5/2005	—	18,000,000	—	—	—	18,000,000 (Note	)	11/5/2005- 10/5/2015	1.204

Note:	Details of the options granted to the Director is set out in the section headed “Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures” below.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2006, the interests or short positions of the Directors and chief executive in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A.	The Company

(a)	Long positions in the shares of the Company

Name of Directors	Capacity	Number of shares of the Company					Approximate percentage of shareholding
		Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lo Ka Shui	Founder of a discretionary trust	—	—	—	4,700,000	4,700,000	0.110%

Mak Soek Fun, Angela	Beneficial owner	2,508	—	—	—	2,508	Below 0.001%

Feng Jue, Elaine	Beneficial owner	786,000	—	—	—	786,000	0.018%

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan and/or Share Option Scheme, certain Directors were granted share options to subscribe for the shares of the Company. Details of which as at December 31, 2006 were as follows:

	Date of grant	Number of share options						Option period	Subscription price per share of the Company
Name of Directors		Outstanding as at January 1, 2006	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2006
									HK$
Wang Lei Lei	16/2/2004	154,864,000	—	15,600,000	—	—	139,264,000 (Note 1)	16/2/2004- 15/2/2014	1.50

Jay Kenneth Chang	11/5/2005	18,000,000	—	—	—	—	18,000,000 (Note 2)	11/5/2005- 10/5/2015	1.204

Peter Andrew Schloss	16/2/2004	10,000,000	—	—	—	—	10,000,000 (Note 3)	16/2/2004- 15/2/2014	1.50

Feng Jue, Elaine	16/2/2004	9,110,000	—	5,138,000	—	—	3,972,000 (Note 4)	16/2/2004- 15/2/2014	1.50

Fan Tai	16/2/2004	8,326,000	—	980,000	—	—	7,346,000 (Note 4)	16/2/2004- 15/2/2014	1.50

Notes:

1.	The options will vest in 5 tranches in the proportion of 10% : 15% : 20% : 25% : 30%. The first, second, third and fourth tranches of the options have vested on April 12, 2004, February 16, 2005, February 16, 2006 and February 16, 2007 respectively. The fifth tranche of the options will vest on February 16, 2008.
2.	The options will vest in 4 tranches in the proportion of 15% : 25% : 30% : 30%. The first tranche of the options has vested on May 11, 2006. The second, third and fourth tranches of the options will vest on May 11, 2007, May 11, 2008 and May 11, 2009 respectively.
3.	The options will vest in 4 tranches in the proportion of 15% : 25% : 30% : 30%. The first, second and third tranches of the options have vested on February 16, 2005, February 16, 2006 and February 16, 2007 respectively, the fourth tranche of the options will vest on February 16, 2008.
4.	The options have vested in 4 tranches in the proportion of 10% : 30% : 30% : 30% on April 12, 2004, February 16, 2005, February 16, 2006 and February 16, 2007 respectively.

Save as disclosed above, during the year ended December 31, 2006, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

	Capacity	Number of shares of the Company					Approximate percentage of shareholding
Name of Directors		Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

Mak Soek Fun, Angela	Beneficial owner	44,000	—	—	—	44,000	Below 0.01%

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group. Details of which as at December 31, 2006 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at December 31, 2005	Option period of	Subscription price per share
				TOM	Group
HK$

Wang Lei Lei	11/2/2000 9/10/2003	9,080,000 6,850,000	11/2/2000-10/2/2010 9/10/2003-8/10/2013		1.78 2.505
Tong Mei Kuen, Tommei	9/10/2003	15,000,000	9/10/2003-8/10/2013		2.505
Mak Soek Fun, Angela	11/2/2000 9/10/2003	3,026,000 6,000,000	11/2/2000-10/2/2010 9/10/2003-8/10/2013		1.78 2.505

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has, as of June 12, 2001 (as supplemented on September 26, 2003), granted an option to a wholly- owned subsidiary of the Company in respect of his 20% (RMB20,000,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB20,000,000.

Mr. Fan Tai has also, as of December 13, 2004, granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in LTWJi at an exercise price of RMB2,000,000.

Save as disclosed above, none of the Directors or chief executive of the Company or their Associates had, as at December 31, 2006, any interests or short positions in any shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at December 31, 2006, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held		Approximate percentage of shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244( (Note 2)	L)	66.069%

Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244( (Note 2)	L)	66.069%

Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244( (Note 2)	L)	66.069%

Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244( (Note 2)	L)	66.069%

Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 ( (Notes 1 and 2)	L)	66.069%

Chau Hoi Shuen	Interest of controlled corporations	425,888,453( (Note 3)	L)	9.998%

Name	Capacity	No. of shares of the Company held		Approximate percentage of shareholding
Cranwood Company Limited	Beneficial owner & interest of controlled corporations	212,958,118( (Note 3)	L)	4.999%

TOM Group Limited	Beneficial owner	2,800,000,000	(L)	65.733%

(L)	denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka- Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one- third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(3)	Schumann International Limited and Handel International Limited are companies controlled by Cranwood Company Limited. Devine Gem Management Limited is a company controlled by Ms. Chau Hoi Shuen. Ms. Chau Hoi Shuen is entitled to exercise more than one-third of the voting power at the general meetings of Cranwood Company Limited.

By virtue of the SFO, Cranwood Company Limited is deemed to be interested in 5,800,000 shares of the Company and 3,174,117 shares of the Company held by Schumann International Limited and Handel International Limited respectively in addition to 203,984,001 shares of the Company held by itself.

By virtue of the SFO, Ms. Chau Hoi Shuen is deemed to be interested in 203,984,001 shares of the Company, 5,800,000 shares of the Company, 3,174,117 shares of the Company and 212,930,335 shares of the Company held by Cranwood Company Limited, Schumann International Limited, Handel International Limited and Devine Gem Management Limited respectively.

Save as disclosed above, as at December 31, 2006, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

CONNECTED TRANSACTIONS

Significant related party transactions entered by the Group during the year ended December 31, 2006, which do not constitute connected transactions under the GEM Listing Rules are disclosed in note 27 to the financial statements.

As disclosed in the Prospectus, the Group has entered into the following continuing connected transactions (“Continuing Connected Transactions”) as defined under the GEM Listing Rules and waiver was granted by the Stock Exchange to comply with the announcement and shareholders’ approval requirements as required under Rule 20.35 and Rule 20.36 of the GEM Listing Rules for the Continuing Connected Transactions:

1.	On September 26, 2003, the Company has entered into a media services agreement with TOM Group International Limited (“TOM International”, a wholly-owned subsidiary of TOM Group), under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organisation services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement has expired on December 31, 2006. The annual fee caps for the Media Services under this agreement are HK$3,000,000 for 2004, HK$4,000,000 for 2005 and HK$5,000,000 for 2006. As disclosed in the announcement of the Company dated June 16, 2006, the annual cap for the year 2006 has been revised from HK$5,000,000 to HK$12,000,000. During the year ended December 31, 2006, HK$5,825,000 of the Media Services has been provided by TOM International to the Company.

2.	On September 26, 2003, the Company has entered into an online media services agreement with TOM International, under which, the Company agreed to provide and/or procure the provision of certain goods and services to TOM Group and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services, online advertising services (“Online Media Services”). The purpose of this agreement is to enable TOM Group to procure Online Media Services (e.g. online advertising and website development) on a non-exclusive basis from the Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement has expired on December 31, 2006. The annual fee caps for the Online Media Services under this agreement are HK$1,000,000 for 2004, HK$1,500,000 for 2005 and HK$2,000,000 for 2006. During the year ended December 31, 2006, no service has been provided by the Company to TOM Group and its subsidiaries and no service fee has been paid by TOM International to the Company for such services.

Pursuant to the waiver granted by the Stock Exchange, the Continuing Connected Transactions for the year ended December 31, 2006 have been reviewed by the independent non-executive Directors. The independent non-executive Directors have confirmed that the Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or on terms no less favourable than those available to or from independent third parties; (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and (d) have not exceeded the relevant caps referred to above.

The auditors of the Company have also confirmed that the Continuing Connected Transactions for the year ended December 31, 2006 (a) have received the approval of the Board; (b) have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable; (c) have been entered into in accordance with the terms of the agreements governing the transactions; and (d) have not exceeded their respective caps.

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company, its fellow subsidiaries or its holding Company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

An administrative services agreement dated September 26, 2006 has been entered into between the Group and TOM International, under which, TOM International agreed to provide certain administrative services, including legal and company secretarial advisory and supporting services to the Group on a reimbursement of cost basis. The term of the aforesaid agreement commenced on September 26, 2006 and shall continue for a period of two years thereafter until termination.

Save as disclosed above, no contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

We collect our wireless internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2006 was approximately US$152,165,000.

A major part of our payments is made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless internet services. The payments to China Mobile and China Unicom in the aggregate in 2006 were approximately US$40,234,000.

During the year, the respective percentages of purchases and sales attributable to the Group’s 5 largest suppliers and customers, of which China Mobile and China Unicom are excluded from such characterisation, was less than 30% of the total value of the Group’s purchases and sales.

None of the Directors, their Associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company’s issued share capital) had an interest in the major suppliers or customers noted above.

COMPETING INTERESTS

(a)	Directors

Mr. Frank John Sixt and Mrs. Chow Woo Mo Fong, Susan, the Chairman of the Company and the alternate Director to Mr. Frank John Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and directors of certain of their respective Associates (collectively referred to as “HWL Group” and “CKI Group” respectively). In addition, Mr. Frank John Sixt is a non-executive director of CKH and Hutchison Telecommunications International Limited (“HTIL”) and director of certain of their Associates (collectively referred to as “CKH Group” and “HTIL Group” respectively). Mrs. Chow Woo Mo Fong, Susan is an alternate director of HTIL and director of certain of its Associates. HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Kwong Che Keung, Gordon, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited (“Quam”) and New World Mobile Holdings Limited (“New World”) (resigned on January 31, 2007). Quam is an internet company that mainly deals with financial services and New World is a mobile phone operator provides mobile internet technology and related services in Hong Kong and China. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Dr. Lo Ka Shui, an independent non-executive Director, is the chairman and managing director and, is interested or deemed to be interested in approximately 44.91% of the issued share capital of Great Eagle Holdings Limited (“Great Eagle”), the shares in which are listed on the Main Board of the Stock Exchange. An associated company of Great Eagle is engaged in, among other things, online job search business in the PRC. He is also an independent non-executive director of China Mobile Limited (“China Mobile”), the shares in which are listed on the Main Board of the Stock Exchange. China Mobile is engaged in telecommunications business in the PRC. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has two wholly owned subsidiaries whose businesses consist of the provision of mobile content products and online services. Another wholly owned subsidiary of Cranwood has a minority interest in a company which is engaged in internet mobile businesses. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Save as disclosed above, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group during the year.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company’s Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

SUBSEQUENT EVENTS

Details of significant events which have been taken place subsequent to the balance sheet date are set out in note 36 to the financial statements.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at December 31, 2006 are summarised below:

Citigroup’s employees (excluding directors)	–	none

Citigroup’s directors	–	none

Citigroup and its associates	–	9,327,840 shares (long position) and 18,880 shares (short position) (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	–	3,441,680 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	–	none

Morgan Stanley and its associates	–	2,671,680 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at December 31, 2006, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re- appointment.

By Order of the Board

Frank John Sixt

Chairman

Hong Kong, March 15, 2007

AUDITORS’ REPORT

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF TOM ONLINE INC.

(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of TOM Online Inc. (the “Company”) and its controlled operating entities including the subsidiaries and the variable interest entities (collectively the “Group”) set out on pages 74 to 154, which comprise the consolidated balance sheets as at 31 December 2006, and the consolidated statements of operations, consolidated statements of shareholders’ (deficit)/equity and consolidated statements of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in United States of America and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with accounting principles generally accepted in United States of America and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 15 March, 2007

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2005	2006
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		99,869	110,993
Short-term bank deposits	9	1,863	25,613
Accounts receivable, net	10	33,950	23,473
Restricted cash	11	300	300
Prepayments	12	6,053	4,754
Deposits and other receivables	13	2,503	2,616
Due from related parties	14	189	170
Inventories		53	65
Assets held for sale	7	—	12,192

Total current assets		144,780	180,176

Available-for-sale securities	15	38,519	—
Restricted securities	15	59,122	97,729
Investment under cost method	16	1,494	1,588
Long-term prepayments and deposits		132	333
Property and equipment, net	17	15,346	15,360
Deferred tax assets	28	521	673
Goodwill, net	18	184,678	214,791
Intangibles, net	19	1,415	2,949

Total assets		446,007	513,599

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	20	5,031	9,365
Other payables and accruals	21	16,002	14,679
Income tax payable		569	432
Deferred revenues		69	328
Consideration payables	22	16,615	12,037
Short-term bank loan	23	—	35,340
Due to related parties	14	19,430	204
Liabilities held for sale	7	—	1,131

Total current liabilities		7,716	73,516

			December 31
	Note		2005	2006
			(in thousands of U.S. dollars)
Non-current liabilities:
Secured bank loan	24		56,099	55,271
Deferred tax liabilities	28		182	152

Total liabilities			113,997	128,939

Minority interests			2,900	878
Minority interests of a subsidiary held for sale	7		—	2,324

			116,897	132,141

Commitments	33
Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,654,528 shares issued and outstanding as at December 31, 2005 and 2006 respectively)	25		5,416	5,461
Paid-in capital			312,643	322,459
Statutory reserves	26	(b)	11,396	11,535
Accumulated other comprehensive (losses)/income	15, 35		(3,187)	10,645
Retained earnings			2,842	31,358

Total shareholders’ equity			329,110	381,458

Total liabilities, minority interests and shareholders’ equity			446,007	513,599

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended December 31,
	Note		2004	2005	2006
			(in thousands of U.S. dollars except number of shares & per share amounts) Restated (note 7)
Revenues:
Wireless Internet services			112,880	157,833	152,637
Online advertising			7,583	9,210	13,279
Others			2,257	1,025	2,449

Total revenues	34		122,720	168,068	168,365

Cost of revenues:
Cost of services*			(63,966)	(96,900)	(105,919)
Cost of goods sold			(791)	—	—

Total cost of revenues	34		(64,757)	(96,900)	(105,919)

Gross profit	34		57,963	71,168	62,446

Operating expenses:
Selling and marketing expenses*			(7,695)	(7,176)	(6,974)
General and administrative expenses*			(12,385)	(21,144)	(23,087)
Product development expenses*			(886)	(1,528)	(1,617)
Amortization of intangibles	19		(5,614)	(535)	(1,045)
Provision for impairment of intangibles			(307)	—	—

Total operating expenses			(26,887)	(30,383)	(32,723)

Operating Profit			31,076	40,785	29,723

Other income:
Net interest income			3,095	2,543	1,424
Exchange gain	35		—	1,132	2,382
Gain on disposal of available-for-sale securities			—	450	—

Income from continuing operations before tax	37	(b)	34,171	44,910	33,529
Income tax credit	28		41	63	140

Income from continuing operations after tax			34,212	44,973	33,669
Minority interests			(304)	34	35

Income from continuing operations			33,908	45,007	33,704
Loss from discontinued operations, net of income tax	7		—	(1)	(5,049)

Net income attributable to shareholders			33,908	45,006	28,655

		Year ended December 31,
	Note	2004	2005	2006
		(in thousands of U.S. dollars except number of shares & per share amounts) Restated (note 7)
Earnings/(Losses) per ordinary share - basic (cents):	29
Continuing operations		0.94	1.10	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share – basic		0.94	1.10	0.67

Earnings/(Losses) per ordinary share - diluted (cents):	29
Continuing operations		0.85	1.07	0.79
Discontinued operations		—	—	(0.12)

Total earnings per ordinary share – diluted		0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):	29
Continuing operations		75.2	87.7	63.4
Discontinued operations		—	—	(9.5)

Total earnings per American Depositary Share – basic		75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):	29
Continuing operations		68.4	85.4	63.0
Discontinued operations		—	—	(9.4)

Total earnings per American Depositary Share – diluted		68.4	85.4	53.6

Weighted average number of shares used in computing Earnings Per Share:
Ordinary share - basic	29	3,608,743,169	4,107,485,514	4,254,457,083
Ordinary share - diluted	29	3,967,558,949	4,217,527,395	4,282,032,387

American Depositary Share - basic		45,109,290	51,343,569	53,180,714
American Depositary Share - diluted		49,594,487	52,719,092	53,525,405

* Included share-based compensation expense under SFAS 123R (Note 32)
Cost of services		—	—	96
Selling and marketing expenses		—	—	5
General and administrative expenses		—	—	2,973
Product development expenses		—	—	33

Total share-based compensation expenses		—	—	3,107

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/ income	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (*)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	35,122,423	45	6,709	—	—	—	6,754
Share-based compensation (**)	—	—	3,107	—	—	—	3,107
Unrealized gain on securities	—	—	—	—	465	—	465
Currency translation adjustments	—	—	—	—	13,367	—	13,367
Net income	—	—	—	—	—	28,655	28,655
Appropriation to statutory reserves	—	—	—	139	—	(139)	—

Balance as of December 31, 2006	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458

*	During the year ended December 31, 2005, unrealized gains of US $450,000 were realized upon disposal of two available-for-sale securities.
**	The Group recognized share-based compensation expense using SFAS 123R from January 1, 2006. Please refer to note 32.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	33,908	45,006	28,655
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	5,614	975	1,155
Amortization of premium on debt securities	298	383	379
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts	761	69	335
Provision for impairment of goodwill	—	—	4,628
Depreciation	4,544	6,977	8,535
Deferred income tax	(74)	18	(216)
Minority interests	304	221	(223)
Exchange gain, net	—	(1,132)	(2,382)
Loss on disposal of property and equipment	9	94	74
Gain on disposal of available-for-sale securities	—	(450)	—
Loss on issuance of shares by a subsidiary	—	69	—
Share-based compensation expense	—	—	3,107
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(10,443)	(5,764)	10,586
Prepayments	(2,892)	(1,144)	43
Deposits and other receivables	69	(368)	(162)

Due from related parties	(35)	(30)	10
Inventories	(84)	62	(10)
Long-term prepayments and deposits	63	(82)	—
Accounts payable	(1,085)	1,684	385
Other payables and accruals	2,499	5,140	(1,359)
Income tax payable	24	(409)	(299)
Deferred revenues	(374)	(54)	251
Due to related parties	346	(879)	386

Net cash provided by operating activities	33,759	51,008	53,878

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Cash flow from investing activities:
Payments for purchase of property and equipment	(9,175)	(9,843)	(6,354)
Cash paid for short-term bank deposits	—	(1,878)	(51,110)
Cash paid for entrusted loan provided to a related party	—	(2,461)	—
Cash received from short-term bank deposits	—	—	25,417
Receipt from a related party for repayment of the entrusted loan	—	2,461	—
Payments for purchase of intangible assets	(1,663)	—	—
Payment for investment under cost method	(1,494)	—	—
Net cash used in acquisition of subsidiaries	(14,884)	(99,937)	(34,519)
Payments for investment in available-for-sale securities	(118,883)	—	—
Receipt on disposal of available-for-sale securities	—	16,392	—

Net cash used in investing activities	(146,099)	(95,266)	(66,566)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of issuing expenses	169,024	4,650	6,754
Payments for IPO shares issuing expenses	—	(803)	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	3,985	—
Bank loan, net of handling charges	—	56,886	35,340
Partial repayment of bank loan	—	(901)	(828)
Repayment of loans due to parent company	—	—	(20,038)

Net cash provided by financing activities	169,024	63,817	21,228

Net increase in cash and cash equivalents	56,684	19,559	8,540
Cash and cash equivalents, beginning of year	22,636	79,320	99,869
Foreign currency translation	—	990	2,957

Cash and cash equivalents, end of year	79,320	99,869	111,366

Representing:
Cash and cash equivalents in discontinued operations, end of year (Note 7)	—	1,135	373
Cash and cash equivalents in continuing operations, end of year	79,320	98,734	110,993

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(9)	(208)	(330)
Interest received from bank deposit and debt securities	3,985	5,552	6,856
Interest paid for bank loans and loans due to parent company	—	(2,167)	(4,608)

Non-cash activities:
Property and equipment transferred from TOM Group	7	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	18,500	47,547	—
Outstanding payments for listing expenses	803	—	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

TOM Online Inc. (the “Company”), a subsidiary of TOM Group Limited (“TOM Group”, formerly TOM.COM LIMITED), was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability. On March 10, 2004 and March 11, 2004, the Company became listed on the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”) in the United States and the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the “GEM”) in Hong Kong, respectively.

On August 11, 2004, the Company, through a subsidiary, acquired 100% equity interest of Treasure Base Investments Limited (“Treasure Base”). Treasure Base provides wireless Internet services in China through a variable interest entity. Treasure Base and its controlled entities (“Treasure Base Group”) were included in the consolidated financial statements of the Company and its controlled entities from August 11, 2004.

On November 19, 2004, the Company, through a subsidiary, acquired 100% equity interest of Whole Win Investments Limited (“Whole Win”). Whole Win provides wireless Internet services in China through a variable interest entity. Whole Win and its controlled entities (“Whole Win Group”) were included in the consolidated financial statements of the Company and its controlled entities from November 19, 2004.

On February 24, 2005, the Company, through a subsidiary, acquired 76.29% equity interest of Indiagames Limited (“Indiagames”). On April 29, 2005, Cisco Inc. and Macromedia Inc. invested in Indiagames by subscribing for new ordinary shares of Indiagames for a combined stake of 18.18% of the enlarged share capital, resulting in a dilution of the Company’s stake in Indiagames to 62.42% from that date. Indiagames publishes, develops and distributes wireless games content globally. The results of operations of Indiagames were included in the consolidated financial statements from February 24, 2005. In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interest in Indiagames so as to focus on the China market and initiated actions to locate a buyer. Accordingly, the results of operations of Indiagames have been shown as “Discontinued Operations” in the Consolidated Statements of Operations for the years ended December 31, 2005 and 2006. The assets and liabilities of Indiagames have been shown as “Assets held for sale” and “Liabilities held for sale” respectively, as at December 31, 2006. For detailed information, please refer to note 7.

On August 22, 2005, the Company, through a subsidiary, entered into a joint venture agreement with Skype Technologies, S.A. (“Skype”) and formed Tel-Online Limited (“Tel-Online”). Tel-Online is currently developing a more customized localized version of its TOM-Skype instant messaging software for the Chinese market and is focusing on building a strong, large user base prior to launching premium services. The Company has determined that Tel-Online is a variable interest entity, and the Company is the primary beneficiary of Tel-Online and therefore consolidates the results of operations of the joint venture.

On January 4, 2006, the Company, through a variable interest entity, acquired 75% equity interest of Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”). Huanjian Shumeng is an operator of an Internet website which provides original Chinese novels to its users. Huanjian Shumeng has been included in the consolidated financial statements of the Company and its controlled entities from January 4, 2006.

On June 1, 2006, the Company, through a subsidiary, acquired 100% equity interest of Gainfirst Asia Limited (“Gainfirst”). Gainfirst provides wireless Internet services in China through a variable interest entity, Beijing Bo Xun Rong Tong Information Technology Company Limited (“Beijing Infomax”). Gainfirst and its controlled entities (“Gainfirst Group”) have been included in the consolidated financial statements of the Company and its controlled entities from June 1, 2006.

On December 20, 2006, the Company entered into a Joint Venture Deed with eBay International AG (“eBay”) to form a joint venture in 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. As at December 31, 2006, the joint venture had not been established and accordingly, no results of this joint venture are reflected in the consolidated financial statements of the Company and its controlled entities. For detailed information, please refer to note 36.

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless Internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), Color Ring-Back Tones (“CRBT”) and Interactive Voice Response (“IVR”) services, online advertising, provision of online Chinese novels and a free online, PC-to-PC Instant Messaging Service (“TOM-Skype”) in China. The Group also provides other wireless Internet services (“Mobile Games”) in China, India and elsewhere.

Details of the Group’s principal subsidiaries and variable interest entities as at December 31, 2006 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Beijing Super	China,	Development of software	Registered capital	100%
Channel Network Limited	Limited Liability Company	information system, computer network and website products in China	US$13,000,000

Beijing Lahiji Technology Development Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$ 140,000	100%

Beijing Lei Ting Wan Jun	China, Limited Liability	Provision of internet	Registered capital	100%
Network Technology Limited (“Beijing Lei Ting”)	Company	content services and telecom value-added services in China	RMB100,000,000

Puccini International Limited	Cayman Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, Limited Liability Company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji	China,	Provision of IVR services	Registered capital	100%
Network Technology Limited	Limited Liability Company	in China	RMB10,000,000
(“Wu Ji Network”)

Treasure Base Investments	British Virgin Islands,	Investment holding in China	100 ordinary shares	100%
Limited	Limited Liability Company		of US$1 each

Ceng Dong Yi (Beijing)	China,	Provision of wireless Internet	Registered Capital	100%
Technology Company Limited	Limited Liability Company	services in China	US$150,000

Beijing LingXun Interactive	China,	Provision of wireless Internet	Registered capital	100%
Science Technology and Development Company Limited (“LingXun”)	Limited Liability Company	services in China	RMB10,000,000

Whole Win Investments Limited	British Virgin Islands,	Investment holding in China1	ordinary share of US$1	100%
	Limited Liability Company

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Heng Dong Wei Xin (Beijing)	China,	Provision of wireless Internet	Registered capital	100%
Technology Company Limited	Limited Liability Company	services in China	US$150,000

Startone (Beijing) Information	China,	Provision of wireless Internet	Registered Capital	100%
Technology Company Limited (“Startone”)	Limited Liability Company	services in China	RMB10,000,000

Gainfirst Asia Limited	British Virgin Islands,	Investment holding in China	1,000 ordinary share of	100%
Limited Liability Company
		US$1 each

Beijing Dong Kui Lin	China,	Provision of wireless Internet	Registered capital	100%
Information Technology Company Limited		Limited Liability Company	Services in China	US$100,000

Beijing Bo Xun Rong Tong	China,	Provision of wireless Internet	Registered Capital	100%
Information Technology Company Limited (“Beijing Infomax”)	Limited Liability Company	services in China	RMB10,000,000

Beijing Huan Jian Shu Meng	China,	Provision of Internet content	Registered Capital	75%
Network Technology Limited		Limited Liability Company	services in China	RMB100,000
(“HUANJIAN SHUMENG”)

Beijing GreaTom United	China,	Development of operating	Registered capital	90%
Technology Company Limited (“GreaTom”)	Limited Liability Company	platform for broadband Internet value-added services in China	RMB25,000,000
Shenzhen Freenet Information	China,	Operates 163.net and e-mail	Registered capital	100%

Technology Company Limited (“Shenzhen Freenet”)	Limited Liability Company	service provider in China	RMB23,000,000

Indiagames Limited	India,	Developer, publisher and	619,756 ordinary shares of	62.42%
(“Indiagames”)	Limited Liability Company	distributor of mobile games content globally	RS10 each

Tel-Online Limited	Cayman Islands,	Create, market and distribute	100 ordinary shares of	51%
(“Tel-Online”)	Limited Liability Company	TOM-Skype, a customized version of the Skype software in China and develop and maintain a TOM-Skype website	US$1 each

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2006, which in the opinion of the directors of the Company principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative consolidated statements of operations for the year ended December 31, 2005 have been restated as if the operation discontinued during the year ended December 31, 2006, i.e. Indiagames, had been discontinued from the start of the comparative period. Please refer to note 7.

3.	USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4.	VARIABLE INTEREST ENTITIES

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value- added telecommunications services, including wireless Internet services and Internet content services, the Group conducts substantially all of its operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax. Each of these six entities is legally owned by certain citizens of China (the “Registered Shareholders”).

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and Beijing Infomax have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax. The Registered Shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax are required under their contractual arrangements with the Group to transfer their interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$7,968,000, US$19,093,000 and US$19,867,000 as of December 31, 2004, 2005 and 2006, respectively, to the Registered Shareholders to finance their investments. The direct equity interest in these six entities held by the Registered Shareholders has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these six entities to the Group.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. The Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and Beijing Infomax, and has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

In addition, the Company has also determined that Tel-Online and Huanjian Shumeng, a subsidiary of Beijing Lei Ting, are variable interest entities of the Company as the Company is the primary beneficiary of these entities.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

5.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of subsidiaries or variable interest entities acquired or set up during the year are included in the consolidated statements of operations from the effective date of acquisition or set up.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

(c)	Accounts receivable, net

An allowance for doubtful debts is provided based on an aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance.

(d)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(e)	Assets held for sale

Long-lived assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Prior to the classification as held for sale, these assets are measured in accordance with the Group’s accounting policies. Thereafter, these assets are measured at the lower of its carrying amount or fair value less cost to sell.

(f)	Available-for-sale securities and restricted securities

Investments in available-for-sale securities are stated at fair values, with unrealized gains or losses, net of tax, recorded directly into equity as other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expense) in the consolidated statement of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value of an available-for sale security is other-than temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility. Restricted securities are accounted for as the same as available-for-sale securities.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and provision for impairment, if any. Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that property and equipment have no significant residual value. The estimated useful lives are as follows:

Computer equipment	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statement of operations for the difference between the fair value and the carrying value of the assets.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

(h)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Except for the newly acquired businesses in 2006 (Huanjian Shumeng and Beijing Infomax) which are tested separately for impairment, the whole of the Group’s wireless Internet services business in China was taken as one reporting unit, as a result of successful completion of operational and managerial integration of previously acquired entities after their acquisitions and the focus of our chief decision makers on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was also tested separately for impairment.

(i)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, core technology, developed technology, subscriber list, brand names, operating licenses and copy right arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangible assets that have indefinite useful lives are not amortized. Other intangibles with finite useful lives are amortized over their estimated useful lives of one month to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Intangibles, net (continued)

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An intangible asset that is not subject to amortization shall be reviewed for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net undiscounted cash flows resulting from its use. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net undiscounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flow analysis.

(j)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long- lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset calculated using a discounted cash flow analysis.

(k)	Revenue recognition

The Group derives revenues from provision of wireless Internet services, online advertising, commercial enterprise solutions, online games, and others. The Group recognizes its revenues net of related business taxes and value- added taxes.

Wireless Internet services

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless Internet services are derived from mobile games provided by our Indiagames subsidiary which was reported under “Discontinued Operations”.

Wireless Internet services are billed on monthly subscription basis or on usage basis.

In China, these services are delivered to the Group’s customers primarily through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless Internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain wireless services related content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the users and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not the mobile phone users.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Online advertising

The Group derives its online advertising services revenues from placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the online advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the online advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels.

Internet access

Internet access services had been phased out completely and no revenues were derived or recognized in 2005. The last revenues were recognized during the first quarter of 2004 after the Group stopped selling internet access cards since the fourth quarter of 2002. Internet access revenues were derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sold cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards were sold separately, revenue was recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards were sold together, the Group recognized revenue to the extent of costs incurred from the service providers during that period and the remaining revenue was recognized upon expiration of the cards.

(l)	Cost of revenues

Costs of services

Costs of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators in China, costs of direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, Internet access fees, channel alliance fees, handset manufacturers alliance fees, royalty payments, content fees, depreciation, portal content production, wireless Internet services and games development staff costs, website and platform maintenance costs and other production costs.

Cost of goods sold

Cost of goods sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(m)	Product development expenses

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$5,778,000, US$5,793,000 and US$6,415,000 during the years ended December 31, 2004, 2005 and 2006.

(n)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage, when it is probable that there will be a success considering its commercial and technological feasibility and costs can be measured reliably. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expenses as incurred. We have not capitalized any product development expense as the criteria for capitalization are not met.

(o)	Share-based compensation expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant, and was amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provisions of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share-based payment transactions using fair-value methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Pro forma disclosure of application of the fair value recognition provision to share-based compensation in the comparative year is disclosed in note 32.

(p)	Contribution plan and statutory reserves

China Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is also required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Contribution plan and statutory reserves (continued)

India Employee Benefits Schemes

Gratuity Plan: Indiagames is required to provide for a defined benefit retirement plan covering all its employees in India. Indiagames provides for the gratuity benefit through actuarially determined valuations and the unfunded accumulated benefit obligation is recognized. No funds are set aside for payment of the gratuity accrual up to December 31, 2006.

Provident Fund: All employees in India are entitled to receive benefits under a provident fund administrated and managed by the Government of India, which is a defined contribution plan. Indiagames is required to make monthly contributions to the plan at a predetermined rate (presently 12%) of the employee’s basic salary. Such contributions are charged to income in the period in which they are incurred.

China Statutory Reserves

Certain subsidiaries and variable interest entities of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Prior to 2006, appropriations to the statutory public welfare fund were at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. Starting from 2006, no appropriations to statutory public welfare fund were required to be made. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund was established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging production or increasing share capital.

(q)	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(r)	Discontinued operations

A discontinued operation is a component of the Group that may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group that has been disposed or is held for sale. The results of that component is separately reported as “discontinued operations” in the Consolidated Statements of Operations. The comparative Consolidated Statements of Operations is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as “discontinued operations” or “held for sale” are presented separately in the assets, liabilities and minority interests sections, respectively, of the Consolidated Balance Sheet upon such classification being made.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(s)	Earnings per ordinary share (“EPS”) and per American Depository Share (“ADS”)

Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method) and contingently issuable shares in relation to a business acquisition.

Earnings per ADS are computed by multiplying the EPS by 80, which is the number of ordinary shares represented by each ADS.

(t)	Translation of foreign currencies

The functional currency of the Group is Renminbi (“RMB”). The functional currency of our Indiagames subsidiary is the Indian Rupee (“RS”).

Transactions of the Group excluding Indiagames denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Exchange differences are included in the Consolidated Statements of Operations.

The functional currency of our subsidiary in India, Indiagames, is the RS. Transactions in foreign currencies are translated in RS at the exchange rate quoted by the State Bank of India prevailing on the date of transaction. Monetary assets and liabilities denominated in currencies other than RS are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Exchange differences resulting from foreign currency transactions are included in the statement of operations of Indiagames. The financial statements of Indiagames are translated from RS to RMB for the purpose of the Group consolidation, using exchange rate in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the statement of operations of Indiagames. The translation adjustments resulting from the translation of these financial statements of Indiagames are reflected as accumulated other comprehensive losses or income in the shareholders’ equity.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates in effect at each year end for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive (losses)/income in the shareholders’ equity.

(u)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in three principal business segments in 2006, namely wireless Internet services, online advertising and others.

(v)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Comprehensive (loss)/income includes net income and other comprehensive (loss)/income. Accumulated other comprehensive (losses)/income of the Group represent the cumulative foreign currency translation adjustment; and unrealized losses on investments in available-for-sale securities.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued the final FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions recognized in an enterprise’s financial statements. FIN 48 creates a single model to address uncertainty in income tax positions and clarifies the accounting for income taxes by prescribing a more-likely-than-not recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company is required to adopt it in the first quarter of fiscal year 2007. The Group is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial condition.

In September 2006, SFAS 157 “Fair Value Measurement” was issued by FASB. The statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures requirement about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and shall be applied prospectively except for several types of financial instruments. The Group will be required to adopt the statement in the first quarter of fiscal year 2008. The Company considers that the adoption of SFAS 157 will not have material impact on its consolidated results of operations and financial condition because the fair value measurement we currently use to measure our assets or liabilities is in accordance with the requirement of this new statement.

In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in shareholders’ equity in the year in which the changes occur. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall be applied prospectively. We have adopted this aspect of SFAS 158 in these consolidated financial statements for the year ended December 31, 2006 and no material impact on the consolidated results of operations and financial condition has been resulted.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for financial statements issued for fiscal years on or after November 15, 2006 and shall be applied prospectively. We have adopted the provisions of SAB 108 in the consolidated financial statements for the year ended December 31, 2006 and no material impact on the consolidated results of operations and financial condition has been resulted.

In February, 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”. This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group is currently evaluating the effect that the adoption of this statement will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

6.	BUSINESS COMBINATIONS

(a)	Acquisition of Treasure Base Group

Effective August 11, 2004, the Group acquired 100% equity interest of Treasure Base Group for a maximum consideration of RMB550,000,000 (equivalent to US$66,420,000). Through a series of contractual arrangements, Treasure Base is the primary beneficiary of a wireless Internet services company, namely LingXun. LingXun is a domestic limited liability company incorporated in China in September 2002, and is principally engaged in the provision of wireless Internet services to customers in China. The acquisition helped the Group to grow its wireless Internet services business in China.

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Treasure Base Group (continued)

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of LingXun have been included in the Group’s consolidated financial statements from the acquisition date of August 11, 2004.

The purchase consideration comprised of the following:

•	an initial consideration of US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration of US$16,615,000, that is equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Goodwill	43,462
Current liabilities	(1,700)

49,908

Professional costs	(259)
Initial consideration paid in 2004	(18,077)
Initial consideration paid in 2005	(14,957)
Earn-out consideration paid in 2006	(16,615)

(49,908)

The excess of the acquisition cost (comprising the consideration and the professional cost associated with the acquisition) over the fair value of the identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A prepayment of the initial consideration amounting to US$18,077,000 was made in 2004, and in May 2005, the Company paid US$14,957,000 cash to satisfy the remaining balance of the initial consideration.

During the year 2006, the Company made a cash payment of US$16,615,000 to settle the earn-out consideration.

(b)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless Internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helped the Group to grow its WAP business in China.

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Whole Win Group (continued)

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Startone have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2004.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	107
Other current assets	936
Property and equipment, net	30
Intangibles	221
Goodwill	6,021
Current liabilities	(26)

7,289

Professional costs	(58)
Initial consideration paid in 2004	(2,169)
Earn-out consideration paid in 2005	(5,062)

(7,289)

The excess of the acquisition cost (comprising purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A payment of the initial consideration amounting to US$2,169,000 was made in 2004, and in May 2005, the Company made the final cash payment of US$5,062,000.

(c)	Acquisition of Indiagames Limited

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration (of which US$300,000 represent tax warranties given by the founder of Indiagames, are currently held in escrow and accounted for as restricted cash in the consolidated balance sheets). Pursuant to the Sales and Subscription Agreement, the Company was due to subscribe for new shares of Indiagames for US$4,000,000 which would have increased its ownership interest to 80.6%. Indiagames is a limited liability company incorporated in India and is principally engaged in the publication, development and distribution of mobile games globally. The acquisition of Indiagames was intended to help the Company to grow its wireless games content services business in India and overseas market.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of Indiagames, to the extent of our ownership interest, have been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Indiagames Limited (continued)

The allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	313
Other current assets	2,989
Property and equipments, net	90
Intangible assets	772
Goodwill	11,695
Current liabilities	(1,313)
Minority interests	(493)

14,053

Professional costs	(321)
Cash paid, excluding cash under escrow	(13,432)
Cash paid, held under escrow	(300)

(14,053)

The excess of the acquisition cost (comprising purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed amounting to US$11,695,000 was recorded as goodwill. Identifiable intangible assets amounting to US$772,000, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives.

On April 29, 2005, the Company announced the participation of Cisco Systems Inc. (“Cisco”) and Macromedia Inc. (“Macromedia”) in the financing of Indiagames under a Subscription and Shareholders Agreement. Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription for newly issued shares. The Company’s ownership interest in Indiagames was diluted to 62.42% from that date, resulting in an overall loss of US$69,000 after reducing goodwill and intangible assets related to Indiagames in the consolidated balance sheets by US$2,126,000 and US$110,000, respectively. As part of the agreement for Cisco and Macromedia to invest in Indiagames, the Company was released from its commitment to subscribe for new shares of Indiagames as stated in the original Sales and Subscription Agreement.

(d)	Acquisition of Huanjian Shumeng

Effective January 4, 2006, the Group, through its variable interest entity, Beijing Lei Ting, entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000 (equivalent to US$2,728,000), of which RMB10,000,000 (equivalent to US$1,240,000) was injected as additional paid-in capital. The payment of the total consideration was made in March 2006 and August 2006. Huanjian Shumeng is an operator of the Internet website hjsm.tom.com (previously www.hjsm.net) which provides original Chinese novels to its users. The investment in Huanjian Shumeng helped to increase traffic to its Internet portal, increase online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Huanjian Shumeng have been included in the Group’s consolidated financial statements from the acquisition date of January 4, 2006.

6.	BUSINESS COMBINATIONS (continued)

(d)	Acquisition of Huanjian Shumeng (continued)

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	1,267
Other current assets	14
Property and equipments, net	6
Intangible assets	548
Goodwill	1,397
Current liabilities	(39)
Minority interests	(449)

2,744

Professional costs	(16)
Cash paid	(2,728)

(2,744)

The excess of the acquisition cost (comprising the purchase price and the professional costs associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and will be amortized over their useful lives of one month to two years, except for domain names which was considered to have an indefinite useful life. As at December 31, 2006, the carrying value of non-amortized domain names was US$437,000.

On August 23, 2006, the Company, through Beijing Lei Ting, obtained an exclusive call option to purchase the remaining 25% equity interest of Huanjian Shumeng for US$2,400,000, exercisable at anytime after 2 years from February 8, 2006. The fair value of the call option was determined to be de minimis as of December 31, 2006.

(e)	Acquisition of Gainfirst Group

Effective June 1, 2006, the Group acquired 100% interest in Gainfirst Asia Limited for a maximum consideration of RMB600,000,000 (equivalent to approximately US$75,000,000). Through a series of contractual arrangements, Gainfirst is the primary beneficiary of a wireless Internet services company, namely Beijing Infomax. Beijing Infomax is a domestic limited liability company incorporated in China in February 2003, and is principally engaged in the provision of wireless Internet services to customers in China. The Company has evaluated its relationship with Beijing Infomax and has concluded that it is a variable interest entity of the Company. The acquisition helped the Group strengthen its market position in the wireless Internet services business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Beijing Infomax have been included in the Group’s consolidated financial statements from the acquisition date of June 1, 2006.

6.	BUSINESS COMBINATIONS (continued)

(e)	Acquisition of Gainfirst Group (continued)

The purchase consideration, to be paid fully in cash, comprised of the following:

•	an initial consideration of RMB150,000,000 (equivalent to US$18,750,000);

•

second consideration of RMB93,991,000 (equivalent to US$12,037,000), that is equal to 3.5 times of the 2006 adjusted audited combined after-tax profit (“2006 earn-out consideration”) minus initial consideration; and

•

final earn-out consideration that is an amount equal to 3 times (if the 2007 adjusted audited combined after-tax profit is less than RMB65,000,000) or 4 times (if the 2007 adjusted audited combined after-tax profit is equal to or more than RMB65,000,000) of the 2007 adjusted audited combined after-tax profit plus adjusted 2006 earn-out consideration minus consideration previously paid up to the final payment.

The allocation of the purchase price consisting of the initial consideration and the 2006 earn-out consideration is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	2,310
Other current assets	1,852
Property and equipments, net	132
Intangible assets	2,146
Goodwill	27,266
Current liabilities	(2,707)

30,999

Professional costs	(212)
Consideration paid in 2006	(18,750)
2006 earn-out consideration payable in 2007	(12,037)

(30,999)

The excess of the acquisition cost (comprising the considerations and the professional cost associated with the acquisition) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition. The primary intangible asset (comprising of 90% of total identifiable intangible assets) is amortized over its useful life of 27 months based on the initial contract period of Beijing Infomax’s TV channel partner.

The payment of the initial consideration of RMB150,000,000 (equivalent to US$18,750,000) was made in August 2006.

Pursuant to the SFAS 141 “Business Combinations”, the earn-out consideration is considered contingent consideration, which will not become certain until the adjusted audited combined after-tax profits of Gainfirst Group for the year 2007 is available. As at December 31, 2006, the 2006 audited combined after-tax profit of Gainfirst Group has been ascertained and accordingly, the Company expects to make a cash payment of US$12,037,000 during 2007, to settle the 2006 earn-out consideration. The amount of 2006 earn-out consideration payable and additional goodwill related to Gainfirst Group have been reflected in our 2006 consolidated financial statements. The 2007 audited combined after-tax profit of Gainfirst Group has not become certain and accordingly, this contingent consideration has not been reflected in the consolidated financial statements of the Group as at December 31, 2006.

6.	BUSINESS COMBINATIONS (continued)

(f)	Unaudited pro forma consolidated financial information

Disclosure for the year ended December 31, 2005

The following unaudited pro forma consolidated financial information for the year ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisitions of Indiagames occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
	(unaudited and in thousands of U.S. dollars)
Revenues	125,924	173,009
Operating profit	32,051	41,256
Net income attributable to shareholders	34,245	45,069
Earnings per ordinary share – basic (cents)	0.95	1.10
Earnings per ordinary share – diluted (cents)	0.86	1.07
Earnings per ADS – basic (cents)	75.9	87.8
Earnings per ADS – diluted (cents)	69.1	85.5

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interest in Indiagames so as to focus on the China market and initiated actions to locate a buyer. For detailed information, please refer to note 7.

Disclosure for the year ended December 31, 2006

The following unaudited pro forma consolidated financial information for the years ended December 31, 2005 and 2006, as presented below, reflects the results of operations of the Company assuming the acquisitions of Huanjian Shumeng and Gainfirst Group occurred on January 1, 2005 and 2006 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2005 and 2006 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2005	2006
	(unaudited and in thousands of U.S. dollars)
Revenues	182,371	171,394
Operating profit	39,986	29,990
Net income attributable to shareholders	44,187	28,889
Earnings per ordinary share – basic (cents)	1.08	0.68
Earnings per ordinary share – diluted (cents)	1.05	0.67
Earnings per ADS – basic (cents)	86.06	54.32
Earnings per ADS – diluted (cents)	83.82	53.97

7.	DISCONTINUED OPERATIONS

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the consolidated balance sheet as at December 31, 2006. The results of its operation were also separately presented on the face of the consolidated statements of operations under “Discontinued Operations” for the years ended December 31, 2005 and 2006 which included:

	Year ended December 31,
	2005	2006
	(unaudited and in thousands of U.S. dollars)
Net profit/(loss) for Indiagames	68	(421)
Loss on issuance of Indiagames’ shares (Note6(c))	(69)	—
Provision for goodwill impairment *	—	(4,628)

Loss from Discontinued Operations	(1)	(5,049)

*	The Company recognized an impairment charge on goodwill relating to Indiagames amounting to US$4,628,000 based on a binding term sheet signed with a potential buyer in March 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

December 31, 2006
(in thousands of U.S. dollars)
Cash and cash equivalents	373
Short-term bank deposits	2,592
Account Receivable, net	2,067
Other current assets	1,856
Goodwill, net	4,754
Other non-current assets	550

Assets held for sale	12,192

Accounts payable	104
Other payable and accruals	1,027

Liabilities held for sale	1,131

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 has been reported separately in the Group’s consolidated balance sheet as at December 31, 2006.

7.	DISCONTINUED OPERATIONS (continued)

The results and cash flow information for Indiagames during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Revenues	4,046	3,946
Operating expenses	(3,802)	(4,805)

Operating profit/(loss)	244	(859)
Other income	118	205

Income/(loss) before tax	362	(654)
Income tax (charge)/credit	(39)	45

Income/(loss) after tax	323	(609)
Minority interest	(255)	188

Net profit/(loss)	68	(421)

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net cash (used)/provided by operating activities	(915)	5
Net cash used in investing activities	(2,143)	(769)
Net cash provided by financing activities	3,985	—

Net increase/(decrease) in cash and cash equivalents	927	(764)
Cash and cash equivalents, beginning of year	313	1,135
Foreign currency translation	(105)	2

Cash and cash equivalents, end of year	1,135	373

8.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the years ended December 31, 2005 and 2006.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless Internet services revenues of the Group for the years ended December 31, 2005 and 2006 are derived from co-operative arrangements with China Mobile and China Unicom (the “Chinese mobile telecommunication operators”). The Chinese mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the Chinese mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless Internet services business might be adversely affected.

Revenues earned from customers through the Chinese mobile telecommunication operators for the years ended December 31, 2005 and 2006 were US$157,719,000, representing 94% of total revenue of the Group, and US$152,165,000, representing 90% of total revenue of the Group, respectively.

Amounts due from the Chinese mobile telecommunication operators as of December 31, 2005 and 2006, were US$27,284,000, representing 80% of net accounts receivable, and US$15,846,000, representing 68% of net accounts receivable, respectively.

A small portion of wireless Internet services revenues are derived from co-operative arrangements with a number of foreign mobile telecommunication operators, distributing mobile games from our Indiagames subsidiary. Indiagames’s results were reported under “Discontinued Operations”.

(c)	Credit risk

The Group focuses on key customers both for online advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses.

For the wireless Internet services, the Group is required to assume certain credit risk under specified circumstances when the mobile telecommunication operators are not able to collect the fee from the end customers. During the three years ended December 31, 2006, the Group did not experience significant credit losses.

(d)	Chinese market macro-economic and regulatory risks and uncertainties

The Chinese market in which the Group operates has certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to operate its business, and to conduct wireless Internet services, online advertising, commercial enterprise solutions and Internet access services in China. Although China, since 1978, implemented a wide range of market oriented economic reforms, continued reforms and progress towards a full-market-oriented economy are uncertain. In addition, the telecommunication, information and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in China could be subject to restrictions that could result in severe limits to the Group’s ability to conduct business in China.

On July 7, 2006, the Group received a notice from China Mobile on policy changes for services on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during the third quarter 2006.

8.	CONCENTRATION AND RISKS (continued)

(d)	Chinese market macro-economic and regulatory risks and uncertainties (continued)

These new policies have had a substantial negative impact on the Group’s wireless business, resulting in substantial revenue and profit declines from prior periods.

(e)	Other markets macro-economic and regulatory risks and uncertainties

The Group operates its mobile games subsidiary, Indiagames, in India and Indiagames is subject to certain macro-economic and regulatory risks and uncertainties in that country. These uncertainties extend to the ability of the Group to operate its mobile games publishing, development and distribution business in India. Although one of the driving forces of the Indian economy is their strength in information technology, uncertainty remains as to, among others, the regulatory, competitiveness and labor factors. On a global scale, excluding China and India, the Group may be subject to restrictions that could result in severe limits to Indiagames’ ability to conduct mobile games business in its chosen markets.

(f)	Other risks

A majority of the Group’s sales, purchases and expenses transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Our Indian subsidiary, Indiagames, generates a significant portion of its revenues from international sales in US$ and EURO, with the remaining local sales denominated in the local currency, the RS. In addition, most of its licensing and royalties expenses are to the account of foreign providers. To minimize foreign exchange exposure risk, Indiagames has foreign currency bank accounts in each of the said currencies.

On July 21, 2005, the PBOC announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. Since then the RMB has shown continuous appreciation against the US$, climbing 3.7% against the US$ to RMB7.81 per US$ on December 31, 2006. We would expect our revenues on a US$ basis to be impacted roughly in line with the fluctuation of the RMB exchange rates against the US$.

9.	SHORT-TERM BANK DEPOSITS

Short-term bank deposits arose from one-year fixed deposits of US$25,613,000 (December 31, 2005: US$1,863,000), bearing interest rates between 2.25% and 2.52% per annum.

10.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Accounts receivable, gross	37,883	27,825
Provision for doubtful accounts receivable	(3,933)	(4,352)

Accounts receivable, net	33,950	23,473

10.	ACCOUNTS RECEIVABLE, NET (continued)

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	14,229	11,051
31-60 days	7,323	3,987
61-90 days	5,122	2,469
Over 90 days	7,276	5,966

Accounts receivable, net	33,950	23,473

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet services revenues are collected from the mobile telecommunication operators in arrears.

The movement of the allowance for doubtful accounts receivable for the years ended December 31, 2005 and 2006 are as below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Beginning of year	(3,164)	(3,933)
Charged to expenses	(691)	(335)
Write-off of receivable balances and corresponding provisions	5	53
Exchange adjustment	(83)	(169)
Reclassified to assets held for sale	—	32

End of year	(3,933)	(4,352)

11.	RESTRICTED CASH

Restricted cash of US$300,000 (December 31, 2005: US$300,000) represents money held in escrow pursuant to tax warranties provided by the founder of Indiagames Limited. The tax warranties are effective for a period of 2 years starting from the share subscription closing date of April 29, 2005. As at December 31, 2006, the restricted cash is classified as a current asset of the Company in the consolidated balance sheets.

12.	PREPAYMENTS

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Prepayment for website content	3,191	1,608
Portal facility prepayment	253	402
Fixed asset purchase prepayment	113	23
Tax prepayment	424	460
Prepaid marketing expense	1,456	1,871
Others	616-	390

Total	6,053	4,754

13.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Rental deposits	581	370
Advances to staff	74	163
Interest receivable	1,627	1,774
Others	221	309

Total	2,503	2,616

14.	DUE FROM/TO RELATED PARTIES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Due from:
Parent company	—	4
Fellow subsidiaries	153	127
Related companies	36	39

Total	189	170

Due to:
Parent company	19,281	—
Fellow subsidiaries	63	195
Related companies	86	9

Total	19,430	204

Except for the balance due to parent company (as below), the balances due from/(to) all related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The balance due to parent company was unsecured and was repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong Interbank Offered Rate since January 1, 2004. In August 2006 and September 2006, the Company repaid all outstanding balances of US$20,038,000 to the parent company. During the years ended December 31, 2004, 2005 and 2006, interest charges on the balance due to our parent company amounted to US$428,000, US$939,000 and US$836,000, respectively.

15.	AVAILABLE-FOR-SALE SECURITIES AND RESTRICED SECRUITIES

In April 2004, the Company purchased a portfolio of marketable debt securities at a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum (Upon disposal of certain securities as mentioned below, the maturity date ranges from March 2008 to August 2009, and the coupon interest rate ranges from 2.25% per annum to 5.375% per annum). The Company’s investment in marketable debt securities was classified as available-for-sale securities.

15.	AVAILABLE-FOR-SALE SECURITIES AND RESTRICED SECRUITIES (continued)

In April 2005, the Company sold certain available-for-sale securities and received the proceeds totaling US$16,392,000 on the same date. Gains on disposal amounted to US$450,000. Also, during the same month, the Company pledged and set aside debt securities with total face value of US$60,000,000 as collateral for a four-year bank loan facility. As a result, those debt securities were reclassified from “available-for-sale securities” to “restricted securities”. As at December 31, 2006, these restricted securities had a market value of US$59,037,000 (December 31, 2005: US$59,122,000). Details of the bank loan are presented in note 24.

In June 2006, the Company effectively pledged debt securities with total face value of US$40,000,000 as collateral for a one-year bank loan. Details of the short-term bank loan are presented in note 23. As a result, those debt securities have been reclassified from “available-for-sale securities” to “restricted securities”. As at December 31, 2006, these restricted securities had a market value of US$38,692,000 (December 31, 2005: US$38,519,000).

The aggregate fair value of restricted securities amounted to US$97,729,000 as at December 31, 2006 (December 31, 2005: US$59,122,000 of restricted securities and US$38,519,000 of available-for-sale securities). For the year ended December 31, 2006, the Company recorded US$465,000 of unrealized gain on its restricted securities in other comprehensive (loss)/income and US$3,713,000 of interest income in the Consolidated Statements of Operations.

16.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Sichuan Greatwall”) for a consideration of US$1,494,000. As at December 31, 2006, the investment in Sichuan Greatwall of US$1,588,000 included a currency translation adjustment of US$94,000 arising in 2006. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2006, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

17.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005		2006
	(in thousands of U.S. dollars)
Company equipment	30,844		39,566
Furniture and office equipment	1,133		1,133
Motor vehicles	284		343
Leased improvements	2,296		2,497

	34,557		43,539
Less: Accumulated depreciation	(16,748)		(25,716)
Less: Provision for impairment	(2,463	)-	(2,463)

Net book value	15,346		15,360

During the years ended December 31, 2004, 2005 and 2006, the depreciation charges of the Group amounted to US$4,544,000, US$6,977,000 and US$8,535,000 respectively, of which US$4,544,000, US$6,909,000 and US$8,436,000 were depreciation charges in continuing operations.

18.	GOODWILL, NET

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Cost:
Beginning of year	201,856	228,040
Goodwill arising from acquisitions (*)	26,184	28,663
Exchange adjustment	—	13,558
Reclassified to assets held for sale	—	(9,392)

End of year	228,040	260,869

Accumulated amortization and provision for impairment:
Beginning of year	43,362	43,362
Exchange adjustment	—	2,716

End of year	43,362	46,078

Net book value:
End of year	184,678	214,791

Beginning of year	158,494	184,678

*	Goodwill arising from acquisitions totaling US$26,184,000 during the year ended December 31, 2005 included US$9,569,000 in connection with the acquisition of Indiagames and US$16,615,000 of the earn-out consideration for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

In 2006, goodwill increased by US$28,663,000 which included US$1,397,000 arising on the acquisition of Huanjian Shumeng and US$27,266,000 arising on the acquisition of Beijing Infomax, as discussed in note 6 “Business Combinations”.

For the year ended December 31, 2006, the Company tested goodwill for impairment with the assistance of an independent valuer and determined that there was no impairment of goodwill on the Company’s wireless Internet business in China, Huanjian Shumeng and Beijing Infomax. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (Discounted Cash Flows). The book value of goodwill of wireless Internet business in China, Huanjian Shumeng and Beijing Infomax were US$185,712,000, US$1,443,000 and US$27,636,000 respectively as at the December 31, 2006.

19.	INTANGIBLES, NET

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Domain names	660	1,138
Trademark	263	279
Customer base	471	516
Backlog	28	30
Software	1,403	1,466
Licenses	1,053	1,365
Completed technology	356	—
Core technology	215	61
Partnership contract	—	1,993

	4,449	6,848
Less: Accumulated amortization	(1,440)	(2,205)
Less: Provision for impairment	(1,594)	(1,694)

Net book value	1,415	2,949

Partnership contract represents the Partnership Agreement between Beijing Infomax and CCTV2 which was recognized and measured at fair value upon acquisition based on a valuation performed by an independent valuer. The intangible asset of the partnership contract is amortized over its useful life of 27 months based on the initial contract period of Beijing Infomax’s TV channel partner. Other additions of intangible assets primarily include domain names, licenses and content copyrights which arose in connection with the acquisitions of Huanjian Shumeng and Beijing Infomax.

During the year ended December 31, 2004, 2005 and 2006, the amortization expenses of the Group amounted to US$5,614,000, US$975,000, and US$1,155,000 respectively, of which US$5,614,000, US$535,000 and US$1,045,000 were recorded in continuing operations.

During the year ended December 31, 2005, the Company wrote off intangible assets totalling US$221,000 relating to customer base together with the corresponding accumulated amortization of the same amount as such intangible asset was fully amortized. In 2006, the Company did not write off any intangible assets.

20.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Current	2,609	3,956
31-60 days	399	1,548
61-90 days	323	836
Over 90 days	1,700	3,025

Total accounts payable	133,613	9,365

21.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	2,559	778
Advertising expenses payable	811	901
Rental and other lease charges accruals	5	26
Internet access charges and other direct costs accruals	5,419	5,396
Business tax and other levies payable	3,180	3,003
Advances received from customers	1,709	1,484
Professional fees on acquisitions	272	65
Interest on bank loans	446	695
Legal and professional fees accruals	986	1,575
Others	615	756

Total	16,002	14,679

22.	CONSIDERATION PAYABLES

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Acquisition of Treasure Base Group	16,615	—
Acquisition of Gainfirst Group	—	12,037

Total	16,615	12,037

In March 2006, the Company paid the outstanding consideration payables totaling US$16,615,000 in connection with the acquisition of Treasure Base Group. As at December 31, 2006, the Company had a balance of US$12,037,000 of consideration payable in relation to the 2006 earn-out consideration due for the acquisition of Gainfirst Group, as discussed in note 6 “Business Combinations”.

23.	SHORT-TERM BANK LOAN

In May 2006, the Company entered into a loan agreement with a bank whereby on June 2, 2006 the Company effectively pledged certain debt securities (the “Securities”) with a total face value of US$40,000,000 as security for a one-year bank loan, totaling US$35,340,000 and bearing interest at 0.3% over 3-month London Inter-Bank Offered Rate (“LIBOR”). The Company is entitled to the income in respect of the debt securities while they are pledged.

Pursuant to the agreement, the Company shall pay the bank an additional amount (“Additional Amount”) in case: (i) the market value of the Securities is equal to or less than 96% of the market value at inception of the loan (“Initial Market Value”) or (ii) the market value of the Securities plus the Additional Amount paid (“Portfolio Amount”) is equal to or less than 96% of Initial Market Value. Correspondingly, the Company is entitled to request the bank to repay the Additional Amount plus interest calculated at daily US Federal Funds Rate thereon if the Portfolio Amount is equal to or higher than 104% of Initial Market Value. The bank loan will be repaid on or before June 2, 2007.

24.	SECURED BANK LOAN

In April 2005, the Group had pledged certain available-for-sale securities (thereafter referred to as the “restricted securities”) with a total face value of US$60,000,000 to secure a bank loan facility, totaling US$57,000,000 and bearing interest at 0.23% per annum over LIBOR. On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, which, after handling charges, aggregated to US$56,886,000, to fund the payment of business acquisitions. Pursuant to the loan covenants, if the aggregate principal amount of the outstanding loan exceeds 95% of the lower of the market value or face value of the restricted securities, or if any of the restricted securities has been downgraded, the Company shall repay part of the loan or provide additional securities. During the year ended December 31, 2006, US$828,000 was repaid and the remaining balance of the bank loan will be repaid on or before April 28, 2009.

25.	INCOME TAXES

Company - Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2005 and 206	10,000,000,000	12,821

Company – Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2005	4,224,532,105	5,416
Issuance of shares on exercise of employee share options	35,122,423	45

As at December 31, 2006	4,259,654,528	5,461

As at December 31, 2003, the Company had an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$ 5,128,000.

Subsequent to December 31, 2003, the Company underwent a capital reorganization, with the effect of reducing issued share capital from US$ 5,128,000 to US$3,590,000 through repurchasing 1,300,000,000 ordinary shares and allotting 100,000,000 ordinary shares at the same consideration of US$9,750,000. The share capital of the Company has been retroactively restated for the effect of the capital reorganization from the beginning of the earliest period presented.

In March 2004, the Company issued 1,000,000,000 ordinary shares under the Global Offering, split into 800,000,000 shares under the international offering and U.S. offering and 200,000,000 shares under the Hong Kong Offering. In addition to the ordinary shares issued under the global offering, 96,200,000 ordinary shares, worth US$18,500,000, were issued at the initial public offering price, held in escrow and allotted to Cranwood by the Company to satisfy part of the initial consideration for the acquisition of Puccini Group. These ordinary shares have a par value of US$0.001282 or HK$0.01 each and the initial public offering price was US$0.19 or HK$1.50 per offer share.

On April 25, 2005, Cranwood was issued and allotted 304,155,503 ordinary shares in the Company, worth US$47,547,000, which represented the balance settled in shares of half the total purchase consideration for the acquisition of Puccini Group of US$132,094,000. During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000.

During the year ended December 31, 2006, share options were exercised by certain employees. As a result, the Company issued 35,122,423 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$6,754,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

26.	CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

The total provision for such employee benefits was US$1,121,000, US$2,086,000 and US$1,989,000 for the years ended December 31, 2004, 2005 and 2006, respectively. For the years ended December 31, 2004, 2005 and 2006, contributions to the plans out of the amounts accrued for medical and pension benefits amounted to US$1,045,000 US$1,881,000 and US$1,908,000 respectively.

(b)	China Statutory Reserves

During the year ended December 31, 2004, one legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on its after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local regulations.

During the year ended December 31, 2005, six legal entities totally appropriated US$1,354,000 and US$590,000 respectively to statutory surplus reserve and statutory public welfare fund, based on their after-tax net income under PRC GAAP.

During the year ended December 31, 2006, three legal entities totally appropriated US$139,000 to statutory surplus reserve based on their after-tax net income under PRC GAAP.

(c)	India Employee Benefits Schemes

Gratuity Plan: The Company recognized contributions of US$4,000 and US$26,000 for the years ended December 31, 2005 and 2006, respectively. Estimated contributions for the year 2007 based on an actuarial valuation is US$27,000.

Provident Fund: Provident Fund contributions of US$56,000 and US$80,000 were included in our consolidated statements of operations for the years ended December 31, 2005 and 2006 respectively. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to our consolidated statements of operations in the period in which they are incurred.

27.	RELATED PARTY TRANSACTIONS

			Year ended December 31,
	Note		2004	2005	2006
			(in thousands of U.S. dollars)
i) Operating revenue items
Online advertising, commercial enterprise solutions and wireless Internet services revenues earned from:	(a	)
- subsidiaries of TOM Group	(b	)	51	—	40
- subsidiaries of a shareholder of TOM Group			—	15	488
- a joint venturer	(c	)	—	—	126
ii) Operating expenses items
Office rental expenses charged by:
- a related company of a shareholder of TOM Group	(d	)	1,487	1,378	1,413

Wireless Internet revenues share, commercial Enterprise solutions and Internet access
Expenses charged by:	(e	)
- subsidiaries of TOM Group	(f	)	82	240	746
- subsidiaries of a shareholder of TOM Group			—	61	83
- a joint venturer	(c	)	—	—	100

Recharge to TOM Group and its subsidiaries of
Operating expenses incurred on their behalf			365	255	312

Administrative service fees charged by TOM Group	(g	)	641	641	577

Recharge by TOM Group or its subsidiaries of
For miscellaneous expenses incurred on our behalf			164	191	131
Operating expenses recharged from a related
Operating expenses incurred on their behalf	(h	)	—	89	40
iii) Others
Interest income from an associate of TOM Group	(i	)	—	54	—
Entrusted loan to an associate of TOM Group Which has been collected before year end	(i	)	—	2,461	—
Interest expenses charged by TOM Group	(i	)	428	939	836
Loan repayment to TOM Group	(i	)	—	—	20,038

(a)	As of December 31, 2004, 2005 and 2006, balances due from these related companies in respect of online advertising, commercial enterprise solutions and wireless Internet services amounted to US$705,000, nil and US$258,000 respectively.
(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM Group International Limited (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non- exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement expired on December 31, 2006. During the year end December 31, 2006, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned commercial enterprise solution revenue from a subsidiary of TOM Group amounted to US$40,000.
(c)	On August 22, 2005, the Group entered into a co-branding agreement with Skype to provide co-marketing and co-branding activities for TOM-Skype branded application, website and content to the Group’s existing customers. Pursuant to this agreement, the revenue generated from these customers will be equally shared between the Group and Skype accordingly. For the year ended December 31, 2006, the Group earned total revenue of US$126,000 from Skype and shared total revenue of US$100,000 with Skype.

27.	RELATED PARTY TRANSACTIONS (continued)

(d)	The office premises were leased to the Group at market rates commencing June 15, 2003 under three lease agreements and were renewed on December 15, 2006 for a term of three years.
(e)	As of December 31, 2004, 2005 and 2006, balances due to these related companies in respect of media services, commercial enterprise solutions and Internet access charges amounted to US$23,000, US$240,000 and US$163,000 respectively.
(f)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline media services (e.g. print, publishing and offline advertising) on a non- exclusive basis from TOM Group. This agreement expired on December 31, 2006. During the year ended December 31, 2006, the Group recorded Media Services fee expenses equal to US$746,000.
(g)	On September 26, 2003, the Company entered into an administrative services agreement with TOM Group for three years, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal and other supporting services to the Group. The fee for the services provided was calculated on a cost reimbursement basis and capped at HK$5,000,000 (equivalent to US$641,000 for the years ended December 31, 2004 and 2005). On September 27, 2006, the Company renewed the administrative services agreement with TOM Group for another 2 years, and pursuant to the renewed agreement, the cap of the service fee is reduced to HK$3,000,000 (equivalent to US$385,000).
(h)	ChinaCare (Hong Kong) Limited, which is controlled by a principal shareholder of the Company, paid approximately US$40,000 to two of its staff on behalf of the Company for their consulting services to the Company in 2006. The amount had been fully reimbursed by the Company in 2006.
(i)	The Group provided an entrusted loan of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest) on September 2, 2005. The principal amount plus interest income amounting to US$54,000 was paid to the Group at the end of December 2005.
(j)	On September 21, 2003, the Group entered into loan agreements with TOM Group, under which TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans were interest bearing at the market rate of 1.65% per annum over the Hong Kong Interbank Offered Rate. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The loans and imputed loan interests were fully repaid in August and September 2006 upon demand. The loans’ interest for the year 2006 amounted to US$836,000 and was repaid during the year.
(k)	The Group had extended loans of US$7,968,000, US$19,093,000 and US$19,867,000 as of December 31, 2004, 2005 and 2006, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities. For details of these variable interest entities, please refer to note 4.

28.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2004, 2005 and 2006.

The effect of tax holiday is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except for per share data)
Effect of tax holiday	8,153	20,843	15,534
Earnings per ordinary share effect, basic (cents)	0.23	0.51	0.37

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2004	2005	2006
EIT statutory rate	33%	33%	33%

Permanent book-tax differences:
– Staff costs and welfare	2%	2%	6%
– Administrative expenses	3%	5%	9%
– Advertising expenses	—	—	1%
– Interest expense	—	2%	6%
– Provision for impairment and amortization of goodwill and other intangibles	1%	—	8%
– Donation	2%	—	—
– Others	(2)%	(3)%	(5)%
Change in valuation allowance	(18)%	7%	(2)%
Effect of tax holiday	(21)%	(46)%	(55)%

Effective EIT rate	—	—	1%

28.	INCOME TAXES (continued)

China (continued)

As of December 31, 2004, 2005 and 2006, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Loss carry-forwards	1,797	4,180	5,803
Depreciation	858	950	906
Provision for impairment of intangibles	23	—	—
Allowance for doubtful accounts	285	341	675
Provision for impairment of property and equipment	114	—	—
Others	729	350	(118)
Valuation allowances	(3,458)	(5,482)	(6,745)

Net deferred tax assets	348	339	521

Subject to the approval of the relevant tax authorities, the Group had losses carried forward of US$24,985,000 as of December 31, 2006. US$2,318,000, US$4,210,000, US$2,183,000, US$8,026,000 and US$8,248,000 of these loss carry-forwards will expire in 2007, 2008, 2009, 2010 and 2011, respectively.

As of December 31, 2004, 2005 and 2006, valuation allowances of US$3,458,000, US$5,482,000 and US$6,745,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. It is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The deferred tax assets of US$673,000 as of December 31, 2006 (December 31, 2005: US$521,000) arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future. As of December 31, 2006, the Group had deferred tax liabilities of US$152,000 (December 31, 2005: US$182,000).

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 year tax holiday incentive granted under certain conditions. Income tax of Indiagames was included under discontinued operations as disclosed in note 7.

29.	EARNINGS/(LOSSES) PER ORDINARY SHARE AND EARNINGS/(LOSSES) PER AMERICAN DEPOSITARY SHARE

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Income from continuing operations	33,908	45,007	33,704
Loss from discontinued operations	—	(1)	(5,049)

Net income attributable to ordinary shareholders	33,908	45,006	28,655

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,608,743,169	4,107,485,514	4,254,457,083
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	358,815,780	95,829,816	—
Dilutive effect of share options	—	14,212,065	27,575,304

Weighted average number of ordinary shares outstanding, diluted	3,967,558,949	4,217,527,395	4,282,032,387

	Year ended December 31,
	2004	2005	2006
Earnings/(Losses) per ordinary share – basic (cents):
Continuing operations	0.94	1.10	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - basic	0.94	1.10	0.67

Earnings/(Losses) per ordinary share – diluted (cents):
Continuing operations	0.85	1.07	0.79
Discontinued operations	—	—	(0.12)

Total earnings per ordinary share - diluted	0.85	1.07	0.67

Earnings/(Losses) per American Depositary Share – basic (cents):
Continuing operations	75.2	87.7	63.4
Discontinued operations	—	—	(9.5)

Total earnings per American Depositary Share - basic	75.2	87.7	53.9

Earnings/(Losses) per American Depositary Share – diluted (cents):
Continuing operations	68.4	85.4	63.0
Discontinued operations	—	—	(9.4)

Total earnings per American Depositary Share - diluted	68.4	85.4	53.6

29.	EARNINGS/(LOSSES) PER ORDINARY SHARE AND EARNINGS/(LOSSES) PER AMERICAN DEPOSITARY SHARE (continued)

Share options for a total of 280,000,000 ordinary shares in 2004 were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005 and 2006, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

In 2005 and 2006, share options were exercised by certain employees. As a result, the Company issued 24,176,602 and 35,122,423 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000 and US$6,754,000 in 2005 and 2006, respectively. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

30.	DIVIDENDS

There were no dividends declared, made or paid by the Group for the years ended December 31, 2004, 2005 and 2006.

31.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

32.	SHARE-BASED COMPENSATION

The Group’s share-based compensation plans include five share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and two share option schemes of TOM Group (“TOM Group Old Share Option Scheme” and “TOM Group New Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

(a)	TOM Group Pre-IPO Share Option Plan

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of TOM Group. Each option is exercisable as determined by the board and has a maximum term of ten years from February 11, 2000. In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM Group granted 9,080,000 options to an executive director of the Company on February 11, 2000. Share-based compensation charge incurred by TOM Group for this executive director of the Company was allocated to the Company primarily based on the Group’s total assets to those of TOM Group.

Following the listing of the shares of TOM Group on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

32.	SHARE-BASED COMPENSATION (continued)

(b)	TOM Group Old Share Option Scheme and TOM Group New Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme (“TOM Group Old Share Option Scheme”) which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Old Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirements of the GEM Listing Rules.

On July 23, 2004, the then shareholders of TOM Group terminated the TOM Group Old Share Option Scheme and adopted a new share option scheme “TOM Group New Share Option Scheme” due to the withdrawal of the listing of the shares of TOM Group on GEM and commencement of dealings of the shares of TOM Group on Main Board. The termination of the TOM Group Old Share Option Scheme and the adoption of the TOM Group New Share Option Scheme took effect from August 4, 2004 (listing date of TOM Group on the Main Board of the Stock Exchange of Hong Kong (“Main Board”)). No further options may be granted under the TOM Group Old Share Option Scheme upon its termination, but the provisions of the TOM Group Old Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the TOM Group Old Share Option Scheme may continue to be exercisable in accordance with the terms of issue.

Under the TOM Group Old Share Option Scheme and the TOM Group New Share Option Scheme, share options may be granted, at the discretion of the board of directors of TOM Group, to employees or directors of TOM Group, or of any company in which TOM Group owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM Group on the date of grant;

(ii)	the average closing price of the shares of TOM Group for the five business days immediately preceding the date of grant; and

(iii)	the normal value of one share of TOM Group.

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. For the TOM Group Old Share Option Scheme, vesting periods generally range from 1 year to 7 years. No vesting period is specified in the TOM Group New Share Option Scheme yet.

No option was granted to the executive directors of the Company and employees of the Group during 2004, 2005 and 2006 under TOM Group Old Share Option Scheme. There has been no option granted to the executive directors of the Company and employees of the Group under the TOM Group New Share Option Scheme since the adoption of the scheme.

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally ranges from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under The Company Pre-IPO Share Option Plan.

32.	SHARE-BASED COMPENSATION (continued)

(d)	The Company Share Option Scheme

On February 12, 2004, the Company adopted The Company Share Option Scheme, pursuant to which the Company may grant, at the discretion of the board of directors of the Company, to officers, directors, employees and business associates options to subscribe for ordinary shares of the Company.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the ordinary shares of the Company on GEM on the date of grant;

(ii)	the average closing price of the ordinary shares of the Company for the five consecutive business days immediately preceding the date of grant; and

(iii)	the normal value of one ordinary share of the Company.

The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from shareholders and parent company’s shareholders for granting options beyond the 10% limit. Under GEM Listing Rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time. The scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

(e)	Movement of Share Option Plans

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the years ended December 31, 2004, 2005 and 2006 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	2004		2005		2006
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		(US$)		(US$)		(US$)
Outstanding at the beginning of the year	25,626,000	0.45	24,124,000	0.44	22,222,000	0.42
Granted	—	—	—	—	—	—
Cancelled	(1,502,000)	0.86	(1,902,000)	0.66	(922,000)	0.76

Outstanding at year end	24,124,000	0.44	22,222,000	0.42	21,300,000	0.40

Exercisable at year end	18,204,000	0.38	19,376,000	0.39	21,300,000	0.40

32.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2006:

	As of December 31, 2006
	Options outstanding			Options exercisable
Range of Exercise price (US$)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable	Weighted average remaining contractual life	Weighted average exercise price
		(years)	(US$)		(years)	(US$)
0 – 0.38	16,438,000	4.75	0.27	16,438,000	4.75	0.27
0.39 – 0.77	3,756,000	3.59	0.69	3,756,000	3.59	0.69
1.16 – 1.54	1,106,000	3.22	1.45	1,106,000	3.22	1.45

	21,300,000	4.47	0.40	21,300,000	4.47	0.40

The Company Pre-IPO Share Option Plan

	2004		2005		2006
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		(US$)		(US$)		(US$)
Outstanding at the beginning of the year	—	—	262,425,040	0.19	220,457,181	0.19
Granted	280,000,000	0.19	—	—	—	—
Exercised	—	—	(24,176,602)	0.19	(35,122,423)	0.19
Cancelled	(17,574,960)	0.19	(17,791,257)	0.19	(4,087,527)	0.19

Outstanding at year end	262,425,040	0.19	220,457,181	0.19	181,247,231	0.19

Exercisable at year end	26,352,654	0.19	51,502,969	0.19	69,555,689	0.19

32.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2005 are 8.13 years and 8.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2006 are 7.13 years and 7.13 years, respectively.

The Company’s Share Option Scheme

	Year ended December 31,
	2005		2006
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
		(US$)		(US$)
Outstanding at the beginning of the year	—	—	18,000,000	0.15
Granted	18,000,000	0.15	—	—
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at year end	18,000,000	0.15	18,000,000	0.15

Exercisable at year end	—	—	2,700,000	0.15

The 18,000,000 share options were granted to a director of the Company as at May 11, 2005.

The remaining contractual life of the options outstanding as of December 31, 2005 is 9.36 years.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2006 are 8.36 years and 8.36 years, respectively.

32.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The movements of the share options granted to the non-executive directors of the Company under the Share Option Plans during the year ended December 31, 2004, 2005 and 2006 are summarized as follows:

As of December 31, 2006
	Options outstanding			Weighted average
Range of Exercise price (US$)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable Options exercisable	remaining contractual life	Weighted average exercise price
		(years)	(US$)		(years)	(US$)
0 – 0.38	24,026,000	6.40	0.31	24,026,000	6.40	0.31

(f)	Pro forma disclosures

Prior to 2006, the Group accounted for the share options scheme, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group recorded expense for employee share compensation plans equal to the excess of the market price of the underlying shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the stock based compensation issued to employees as of the date of grant was amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value in the comparative periods, as defined by SFAS 123R for awards granted under its share option plans.

The estimated weighted average grant date fair value as defined by SFAS 123 was calculated using the Black- Scholes model. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2004	2005
Risk free interest rate (%)	0.2 – 2.07	2.34 –3.23
Expected life (years)	0.57 – 4.07	1-4
Expected dividend yield	0	0
Volatility (%)	64	40
Weighted average estimated grant date fair value (US$)	0.38 – 0.75	0.04

32.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures (continued)

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation in the comparative periods, the effect would have been to reduce net income and pro forma amounts would have been adjusted as follows:

	Year ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Net income as reported	33,908	45,006
Add: share compensation cost as reported	—	—
Less: stock based employee compensation expense determined under fair value based method, net or tax	(8,578)	(5,252)
Less: allocation of total stock based employee compensation expense determined under fair value method	—	—

Pro forma net income attributable to shareholders	25,330	39,754

Pro forma earnings per ordinary share – basic (cents)	0.702	0.97

Pro forma earnings per ordinary share – diluted (cents)	0.654	0.94

33.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Contracted but not provided for *	—	20,000

Property and equipment:
Authorized but not contracted for	1,046	3,010

Total	1,046	23,010

*	US$20,000,000 represents the commitment for financing the Joint Venture with eBay. For details, please refer to note 36.

33.	COMMITMENTS (continued)

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2005 and 2006 are as follows:

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
2006	1,463	—
2007	306	1,233
2008	7	815
2009	—	862

Total	1,776	2,910

As of December 31, 2006, the Group had no operating lease commitment beyond 2009.

For the years ended December 31, 2004, 2005 and 2006, the Group incurred rental expenses of US$1,150,000, US$1,930,000 and US$2,084,000 respectively.

34.	SEGMENT INFORMATION

Based on the criteria established by SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2006. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and online advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision makers. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
	(restated*)
Revenues

Wireless Internet services	112,880	157,833	152,637
Online advertising	7,583	9,210	13,279
Others	2,257	1,025	2,449

Total revenues	122,720	168,068	168,365

Cost of revenues
Wireless Internet services	(60,979)	(93,806)	(100,212)
Online advertising	(2,736)	(2,877)	(4,925)
Others	(1,042)	(217)	(782)

Total cost of revenues	(64,757)	(96,900)	(105,919)

Gross profit	57,963	71,168	62,446

*	Figures in 2005 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

35.	EXCHANGE GAIN

Due to the appreciation of RMB against the US$, as discussed in note 8(f), we recorded an exchange gain of US$1,132,000 and US$2,382,000 in our consolidated statements of operations for the years ended December 31, 2005 and 2006 respectively. This exchange gain primarily arose from the translation of our net non-RMB liability at the year end. Our investments in available-for-sale securities and restricted securities were excluded from the quantification for the exchange difference to be captured in the consolidated statements of operations, due to the Group’s accounting policy requiring the change in fair value of the available-for-sale securities and restricted securities (including the exchange difference) to be recorded in other comprehensive income/(loss) in equity directly.

Since our reporting currency is the US$, we recorded an exchange gain of approximately US$386,000 and US$13,367,000 separately in “Other comprehensive income/(loss)” upon the translation of our financial statements from our functional currency, RMB, into our reporting currency, US$ for the years ended December 31, 2005 and 2006 respectively.

36.	SUBSEQUENT EVENTS

New Joint Venture

In connection with the Joint Venture Deed entered between the Company and eBay on December 20, 2006, a joint venture (“Joint Venture”) has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. The Joint Venture will be jointly controlled and owned by the Company and eBay with 51% and 49% stake interest respectively. eBay will provide the initial funding of US$40,000,000 in cash to the Joint Venture and the Company will provide a shareholder’s loan in the amount of US$20,000,000 to the Joint Venture. If the funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by the Joint Venture and as mutually agreed by eBay and the Company. In addition, eBay will inject its subsidiary engaging in the business of operating an online auction and marketplace site in China to the Joint Venture while the Company will contribute its expertise in the Internet and mobile industries in China and its leadership and management services to the Joint Venture. The Company will account for this Joint Venture using the equity method of accounting.

Proposed Conditional Possible Privatisation of TOM Online

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. The Proposal will be made only if the Proposal and the transactions contemplated thereunder have first been approved at an extraordinary general meeting of TOM (“TOM EGM”). Accordingly, there is no assurance that the Proposal will be made. An announcement will be made by TOM in relation to the voting results of the TOM EGM. For further details of the Proposal, please see the joint announcement of the Company and TOM which was posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007 and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007.

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE

(a)	Staff costs, including directors’ emoluments, in continuing operations

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Wages and salaries	10,305	17,920	16,231
Pension costs - defined contribution plan	904	1,358	1,124
Share-based compensation expenses	—	—	3,107

	11,209	19,278	20,462

(b)	Income from continuing operations before tax

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Income from continuing operations before tax was arrived at
After charging and crediting:
Charging:
Interest expense	428	2,295	5,030
Auditor’s remuneration	1,025	868	1,308
Provision for impairment of intangibles	307	—	—
Allowance for doubtful accounts	761	684	276
Loss on disposal of property and equipment	9	94	70

Crediting:
Interest income	3,523	4,838	6,454

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments

The remuneration of every director for the year ended December 31, 2004 is set out below:

	Fees	Basic salaries housing allowances other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Total
	(in thousands of U.S. dollars)
Current executive directors
Wang Lei Lei	6	191	—	10	207
Peter Andrew Schloss	6	308	—	14	328
Feng Jue, Elaine	6	40	—	—	46
Fan Tai	6	69	—	2	77
Wu Yun	6	66	—	2	74
Xu Zhiming	6	246	—	25	277
Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	26
Ma Wei Hua	26	—	—	—	26
Lo Ka Shui	7	—	—	—	7

Non-executive directors
Frank John Sixt (*)	6	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	109	—	115
Sing Wang (*)	6	—	—	—	6

Total	113	920	109	53	1,195

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

	Fees	Basic salaries hosing allowances, other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Compensation for loss of office#	Total
Current executive directors

Wang Lei Lei	6	181	2,564	10	—	2,761
Jay Kenneth Chang	3	182	250	8	—	443
Peter Andrew Schloss	6	309	—	18	—	333
Feng Jue, Elaine	6	81	22	—	—	109
Fan Tai	6	96	12	2	—	116
Wu Yun	6	74	12	2	—	94

Past executive director
Xu Zhiming	3	80	—	24	116	223

Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	—	26
Ma Wei Hua	26	—	—	—	—	26
Lo Ka Shui	26	—	—	—	—	26

Non-executive directors
Frank John Sixt (*)	6	—	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	—	—	—	6
Sing Wang (*)	6	—	—	—	—	6

Total	132	1,003	2,860	64	116	4,175

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

The remuneration of every director for the year ended December 31, 2006 is set out below:

	Fees	Basic salaries hosing allowances, other allowances and benefits in kind	Discretionary bonuses	Contribution to pension schemes	Compensation for loss of office#	Total
Current executive directors
Wang Lei Lei	13	189	—	11	2,494	2,707
Jay Kenneth Chang	6	257	—	19	246	528
Peter Andrew Schloss	6	308	—	18	94	426
Feng Jue, Elaine	6	69	—	—	97	172
Fan Tai	6	90	—	2	97	195

Past executive director
Wu Yun	4	61	—	2	9	76

Independent non-executive directors and members of Audit Committee
Kwong Che Keung, Gordon	26	—	—	—	—	26
Ma Wei Hua	26	—	—	—	—	26
Lo Ka Shui	26	—	—	—	—	26

Non-executive directors
Frank John Sixt (*)	6	—	—	—	—	6
Chow Woo Mo Fong, Susan	—	—	—	—	—	—
Tong Mei Kuen, Tommei (*)	6	—	—	—	—	6
Mak Soek Fun, Angela (*)	5	—	—	—	—	5

Past non-executive director
Sing Wang	—	—	—	—	—	—

Total	136	974	—	52	3,037	4,199

*	For the years ended December 31, 2004, 2005 and 2006, emoluments of these directors were recorded and paid by the Group.
#	This is severance payment to a director who left the Company.

During the years ended December 31, 2004, 2005 and 2006, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(d)	Five highest paid individuals of the Group

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2004, 2005 and 2006 include 4 directors, 4 directors and 5 directors respectively, whose emoluments are reflected in the analysis presented in note 37(c) above. The emoluments payable to the remaining 1 individual, 1 individual and nil individual for the years ended December 31, 2004, 2005 and 2006, respectively, are as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	22	170	—
Bonuses	7676	—	—
Contributions to pension schemes	2	—	—

	100	170	—

(e)	Net current assets and total assets less current liabilities

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net current assets	87,064	106,660
Total assets less current liabilities	388,291	440,083

(f)	Property and equipment, net

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Additions in continuing operations	9,175	10,103	7,968

Disposals in continuing operations	9	94	20

(g)	Selected information of the Company

The following balance sheets and statements of shareholders’ equity of the Company have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Balance Sheets

	December 31,
	2005	2006
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	25,944	9,417
Prepayments	374	159
Deposits and other receivables	1,050	1,008
Due from related parties	171,350	236,223

Total current assets	198,718	246,807

Available-for-sale securities	38,519	—
Restricted securities	59,122	97,729
Investment in subsidiaries	30,010	31,890

Total non-current assets	127,651	129,619

Total assets	326,369	376,426

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals	2,102	2,427
Short-term bank loan	—	35,340
Due to related parties	8,666	18,498

Total current liabilities	10,768	56,625

Non-current liabilities
Secured bank loan	56,099	55,271

Total non-current liabilities	56,099	55,271

Total liabilities	66,867	111,536

Shareholders’ equity:
Share capital	5,416	5,416
Paid-in capital	274,858	284,640
Accumulated other comprehensive losses	(4,235)	7,159
Accumulated deficit	(16,537)	(32,370)

Total shareholders’ equity	259,502	264,890

Total liabilities and shareholders’ equity	326,369	376,426

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Statements of Shareholders’ Equity

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive (losses)/	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	26,464	—	(62)	29,992
Issuance of shares pursuant to initial public offering	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group	96,200,000	123	18,377	—	—	18,500
Shared-based compensation
Unrealized loss on securities	—	—	—	(615)	—	(615)
Net loss	—	—	—	—	(7,799)	(7,799)

Balance as of December 31, 2004	3,896,200,000	4,995	218,077	(615)	(7,861)	214,596

Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group (note 6)	304,155,503	390	47,157	—	—	47,547
Issuance of shares on exercise of employee stock options	24,176,602	31	4,619	—	—	4,650
Share-based compensation	—	—	5,005	—	—	5,005
Unrealized loss on securities	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	(717)	—	(717)
Net loss	—	—	—	—	(8,676)	(8,676)

Balance as of December 31, 2005	4,224,532,105	5,416	274,858	(4,235)	(16,537)	259,502

Issuance of shares on exercise
Of employee share options	35,122,423	45	6,709	—	—	6,754
Share-based compensation	—	—	3,073	—	—	3,073
Unrealized gain on securities	—	—	—	465	—	465
Currency translation adjustments	—	—	—	10,929	—	10,929
Net loss	—	—	—	—	(15,833)	(15,833)

Balance as of December 31, 2006	4,259,654,528	5,461	284,640	7,159	(32,370)	264,890

37.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(h)	Distributable reserves

As of December 31, 2005 and 2006, the Company had no reserves available for distribution to the shareholders of the Company.

(i)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP

The consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of December 31, 2004, 2005 and 2006, and the net income attributable to shareholders and the basic earnings per share of the Group for each of the three years then ended is presented below.

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	33,908	45,006	28,655
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	4,411	—	—
Share-based employee compensation expenses	(6,297)	(5,005)	34

Net income attributable to shareholders under HK GAAP	32,022	40,001	28,689

Earnings per ordinary share - basic (cents) under US GAAP	0.94	1.10	0.67

Earnings per ordinary share - basic (cents) under HK GAAP	0.89	0.97	0.67

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Total assets under US GAAP	403,101	446,007	513,599
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,040	5,040	5,336

Total assets under HK GAAP	408,141	451,047	518,935

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

	December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Net assets under US GAAP	234,424	329,110	381,458
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,040	5,040	5,336

Net assets under HK GAAP	239,464	334,150	386,794

#	As at December 31, 2006, the reversal of amortization of intangibles which were recognized as goodwill under HK GAAP amounting to US$5,336,000 included a currency translation adjustment of US$296,000 arising in 2006.

The Hong Kong Institute of Certified Public Accountants issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (together the “new HKFRS”) which are effective for accounting periods beginning on or after January 1, 2005. The adoption of new and revised new HKFRS had no material effect on the Group’s accounting policies except HKFRS2, “Share-based Payment”.

Since January 1, 2005, the Group has adopted HKFRS2, “Share-based Payment”, which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

Summary of principal differences between US GAAP and HK GAAP that affect the Consolidated Financial Statements of the Group

(a)	Amortization of goodwill

Until December 31, 2004, under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets” which the Group has early adopted since January 1, 2004, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing.

Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and US GAAP in relation to amortization of goodwill.

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

(b)	Recognition of share-based compensation expenses

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” allowed entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee stock options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148. In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share based payment transactions using fair value based methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

Under HK GAAP, prior to April 2004, there was no specific guidance for accounting for grants of share options to employees. HKFRS 2 “Share-based Payment” was released to cover the recognition and measurement of these transactions. HKFRS 2 requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after 7 November 2002 and had not yet vested at the effective date of HKFRS2, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at fair value at the date of grant and amortized over the vesting period. The Group adopted HKFRS 2 as from January 1, 2005.

Accordingly, the GAAP difference for the year ended December 31, 2006 reflected the cost of options granted before 7 November 2002 recognized under US GAAP but not recognized under HK GAAP.

2.	NON-GAAP FINANCIAL MEASURES

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBITDA, depreciation and amortization expenses have been excluded from the total operating profit. In calculating adjusted EBITDA, the share-based compensation expense has been further excluded from EBITDA to derive at the adjusted EBITDA. In addition, share-based compensation expense and goodwill impairment charge on Indiagames have also been excluded from the Net Income/(Loss) Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason for excluding share-based compensation expense to arrive at the adjusted EBITDA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” was only adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results to those of prior periods. As the goodwill impairment charge on Indiagames is a non-recurring and non-cash item, the Company believes that the exclusion of such expense could enhance the investors’ overall understanding of the Company’s current financial performance and future prospects. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net Income as shown below. The number of shares used in the calculation has been disclosed in note 29 to the audited consolidated financial statements.

2.	NON-GAAP FINANCIAL MEASURES (continued)

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further information in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	40,785	29,723
Discontinued operations	244	(859)

Total operating profit	41,029	28,864

Add back: Depreciation	6,977	8,535
Amortization of intangibles and others	975	1,155

EBITDA	48,981	38,554

Add back: Share-based compensation	—	3,107

Adjusted EBITDA	48,981	41,661

	Year ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders	45,006	28,655
Add back: Share-based compensation	—	3,107
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	45,006	36,390

2.	NON-GAAP FINANCIAL MEASURES (continued)

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	12,259	3,078
Discontinued operations	(116)	(129)

Total operating profit	12,143	2,949

Add back: Depreciation	1,866	2,173
Amortization of intangibles and others	208	373

EBITDA	14,217	5,495

Add back: Share-based compensation	—	821

Adjusted EBITDA	14,217	6,316

	Three months ended December 31,
	2005	2006
	(in thousands of U.S. dollars)
Net income/(loss) attributable to shareholders	12,720	(509)
Add back: Share-based compensation	—	821
Goodwill impairment charge on Indiagames	—	4,628

Non-GAAP Net Income	12,720	4,940

Based on the Non-GAAP Net Income and the number of shares as disclosed in note 29 to the consolidated financial statements, the calculated Non-GAAP basic and diluted earnings per share are as follows:

	Three months ended December 31,		Year ended December 31,
	2005	2006	2005	2006
Non-GAAP earnings per ordinary share - basic (cents):	0.30	0.12	1.10	0.86

Non-GAAP earnings per ordinary share - diluted (cents):	0.30	0.12	1.07	0.85

Non-GAAP earnings per American Depositary Share - basic (cents):	24.2	9.3	87.7	68.4

Non-GAAP earnings per American Depositary Share - diluted (cents):	23.9	9.3	85.4	68.0

3.	REVIEW FOR 4Q 2006

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved the following:

For the fourth quarter of 2006:

•

Total revenues were US$33.62 million (“mn”), a decrease of 28.5% from the same period last year and 11.1% from last quarter. Total revenues exclude results from our Indiagames subsidiary as it has been separately reported under discontinued operations.

•

Wireless Internet revenues were US$29.60 mn, representing a 32.0% decrease from the same period last year and an 11.9% decrease from the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of total quarterly revenues.

•

Online advertising revenues were US$3.16 mn, representing a 1.3% decrease from the same period last year and 10.6% decrease from the previous quarter. Online advertising revenues made up 9.4% of our total quarterly revenues.

•

Net loss was US$0.51 mn, a decrease of 109.6% from the last quarter and a decrease of 104.0% from the same period last year due to the provision for goodwill impairment of US$4.63 mn for Indiagames under discontinued operations.

•	Excluding share-based compensation (“SBC”) expenses of US$0.82 mn and goodwill impairment charge on Indiagames of US$4.63 mn, Non-GAAP net income was US$4.94mn.

•	Fully diluted loss per American Depositary Share (“ADS”) was US$0.96 cents or US$0.01 cents per common share.

•	Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP fully diluted earnings per ADS was US$9.28 cents per ADS or US$0.12 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61 mn at the end of 2006.

3.	REVIEW FOR 4Q 2006 (continued)

	4Q 2005	3Q 2006	4Q 2006
	(in thousands of U.S. dollars)
	Unaudited & Restated*	Unaudited & Restated*	Unaudited
Wireless Internet services	43,518	33,589	29,596
Online advertising	3,198	3,531	3,157
Others	302	706	864

Total revenues	47,018	37,826	33,617
Cost of revenues	(26,130)	(25,487)	(22,243)

Gross profit	20,888	12,339	11,374
Operating expenses	(8,629)	(8,053)	(8,296)

Operating profit	12,259	4,286	3,078
Other income	452	1,018	1,044
Income tax credit/(charge)	54	(2)	38
Minority interest	6	1	18

Income from continuing operations	12,771	5,303	4,178
Loss from discontinued operations	(51)	(25)	(4,687)

Net income/(loss)	12,720	5,278	(509)

*	Figures in 4Q 2005 and 3Q 2006 had been restated as the results of Indiagames were separately presented under “Discontinued Operations”.

FOURTH QUARTER 2006 (“4Q06”) - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended December 31, 2006 were US$33.62 mn, a decrease of 28.5% compared to the same period year on year (“YoY”) and a decrease of 11.1% quarter on quarter (“QoQ”).

Our 4Q06 total revenues exclude the revenue of our Indiagames subsidiary due to the re-classification of this business as “held-for-sale” at end of 2006 and the associated profits and losses from Indiagames during the period presented are now separately reported under (losses)/income from discontinued operations in the consolidated statements of operations. If we were to include Indiagames fourth quarter revenues as part of total revenues (Non-GAAP presentation), total revenues for 4Q06 would have been US$34.69 mn.

Wireless Internet revenues were US$29.60 mn, representing a 32.0% decrease from the same period last year and an 11.9% decrease compared to the previous quarter due to the impact from operator and government policies. Wireless Internet revenues made up 88.0% of our total quarterly revenues compared to 88.8% in the third quarter.

Online advertising revenues were US$3.16 mn, representing a 10.6% decrease QoQ and 1.3% decrease YoY. Online advertising revenues made up 9.4% of our total quarterly revenues, up slightly from 9.3% in the third quarter.

Gross profit was US$11.37 mn representing a decrease of 45.5% compared to the same period last year and a 7.8% decline QoQ. Gross margins improved slightly to 33.8% in 4Q06 compared to 32.6% in the 3Q06. The small improvement in 4Q06 gross margins from 3Q06 was mainly due to lower sequential rich media costs in our online advertising business as wireless Internet gross margins remained flat QoQ.

Total operating expenses were US$8.30 mn in 4Q06, 3.0% higher than 3Q06 but down 3.9% compared to the same period last year. The slight QoQ increase in 4Q06 operating expenses was mainly due to an increase in year-end marketing activities. In addition, during 4Q06, the Company recognized US$0.82 mn in SBC expenses which are excluded in our non-GAAP presentation of earnings.

Operating profit was US$3.08 mn, down 74.9% from the same period last year and 28.2% from the previous quarter. Excluding SBC expenses, Non-GAAP operating profit would have been US$3.90 mn. Operating margins were 9.2% in 4Q06, compared to 11.3% in the previous quarter.

4Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$5.50 mn, a decrease of 61.4% YoY and 18.7% QoQ. EBITDA margins were 15.8% for the quarter compared to 17.3% in 3Q06. Excluding SBC expenses, 4Q06 adjusted EBITDA was US$6.32 mn.

Net loss was US$0.51 mn, a decrease of 104.0% YoY and 109.6% QoQ primarily due to a goodwill impairment charge of US$4.63 mn associated with the decision to sell substantially all our interest in Indiagames.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP net income was US$4.94 mn, a decrease of 61.2% YoY and 18.0% QoQ.

US GAAP basic loss per ADS was US$0.96 cents for the quarter. US GAAP basic loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP basic loss per ADS were 53.25 mn and shares used in computing US GAAP basic loss per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP basic earnings per ADS were US$9.28 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25 mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63 mn.

US GAAP diluted loss per ADS was US$0.96 cents for the quarter. US GAAP diluted loss per Hong Kong ordinary share was US$0.01 cent for the quarter. Shares used in computing US GAAP diluted loss per ADS were 53.25 mn shares and shares used in computing US GAAP diluted loss per Hong Kong ordinary share were 4,259.71 mn.

Excluding SBC expenses and goodwill impairment charge on Indiagames, Non-GAAP diluted earnings per ADS were US$9.28 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cent for the quarter. Shares used in computing diluted earnings per ADS were 53.25 mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.71 mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$136.61 mn at the end of 2006.

3.	REVIEW FOR 4Q 2006 (continued)

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$29.60 mn for the fourth quarter of 2006, a decrease of 11.9% QoQ and 32.0% YoY. Wireless Internet revenues accounted for 88.0% of our total revenues in the quarter compared to 88.8% in 3Q06.

As we had previously discussed, our variable interest entity, Beijing Infomax, generated a significant portion of its revenues in 3Q06 from CCTV-2’s “Dream China” show which aired during the August and September time frame. As such, a primary factor for the QoQ decline in wireless Internet business was due to this seasonal factor. If we were to exclude Beijing Infomax from our quarterly comparison, total wireless Internet revenues would have been US$25.52 mn in 4Q06 and US$ 26.64 mn in 3Q06, representing a decrease of 4.2% QoQ.

On July 7, 2006, TOM Online issued a press release relating to policy changes on China Mobile’s Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom has also implemented similar policies to that of China Mobile during 3Q06.

These policies had a significant negative impact to our wireless Internet business in the second half of 2006. Moreover, excluding the contribution from our acquisition of Beijing Infomax in the middle of 2006, our wireless Internet business would have declined even more from 2005 levels on a YoY comparison.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and believe this will benefit our business in the long run.

SMS Services

SMS (“Short Messaging Service”) revenues in 4Q06 were US$9.44 mn, down 33.6% QoQ and 47.0% YoY. SMS revenues made up 31.9% of our total wireless Internet revenues for the quarter. The primary factors for the steep QoQ decline in our SMS business were ongoing implementation of new operator policies towards the tail end of the quarter as well as significantly reduced contribution from Beijing Infomax’s SMS business due to the seasonality of the “Dream China” show.

2.5G Services

MMS (“Multimedia Messaging Service”) revenues for 4Q06 were US$2.38 mn, up 14.4% QoQ but down 45.8% YoY. MMS revenues made up 8.0% of our total wireless Internet revenues in the quarter. As discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 4Q06 were US$7.32 mn, representing a 1.1% decrease QoQ and 9.3% decrease YoY. WAP revenues made up 24.7% of our total wireless Internet revenues in the quarter. Our WAP business stabilized from the previous quarter as we continued to shift the bulk of our WAP business to usage-based services compared to subscription based services to mitigate ongoing impact from operator policies.

3.	REVIEW FOR 4Q 2006 (continued)

BUSINESS REVIEW (continued)

Voice Services

IVR (“Interactive Voice Response”) revenues in 4Q06 were US$7.92 mn, down 2.8% QoQ and 27.2% YoY. IVR revenues made up 26.8% of our total wireless Internet revenues in the quarter. Our IVR business continued to decline QoQ due to the impact of cross-selling restrictions and other operator policy factors. As of January 1, 2007, our IVR operations were transitioned to China Mobile’s centralised IVR platform.

CRBT (“Colour Ringback Tones”) revenues in 4Q06 were US$2.30 mn, up 42.6% QoQ and roughly flat YoY. CRBT revenues made up 7.8% of our total wireless Internet revenues in the quarter. There was a rebound in our CRBT business due to year-end promotional activities with mobile operators in addition to continued average CRBT per song price declines stimulating incremental end-user demand.

Other Wireless Internet Services

Other wireless Internet revenues were US$0.24 mn, representing 71.2% increase QoQ and 205.1% increase YoY. Other wireless Internet revenues made up 0.8% of our total wireless revenues. Other wireless Internet revenues consist mainly of Java-based mobile game download services.

Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet revenues. However, due to the re-classification of this business as “held-for-sale” at end 2006, the associated (losses)/income of Indiagames have been separately reported as (losses)/income from discontinued operations below our income from continuing operations line.

Online Advertising and Portal

Online advertising revenues were US$3.16 mn in 4Q06, representing a decrease of 10.6% QoQ and a decrease of 1.3% YoY. Whilst our portal remains an important business area for the Company, we are facing competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic. In 4Q06 this was compounded by a reduction in e-commerce advertisers ad spend on our site. As such, on both a QoQ and YoY basis, our online advertising business performance lagged well below our peers.

During the period, we continued to improve our back-end editorial and content publishing systems to provide better user-experiences and support Web 2.0 features with a goal to improve our audience share in online entertainment and sports.

As we continue to transit the current wireless Internet operating environment, management will continue its efforts on our portal and in particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in our market.

NEW BUSINESS OPPORTUNITIES

TOM Eachnet

At the end of 2006, we announced a joint venture agreement with eBay/Eachnet to combine their respective expertise to build a new China marketplace business in 2007. We are optimistic that through the combination of eBay’s global e-commerce knowledge and our deep local market expertise enhanced by our online assets that there is an opportunity to create an attractive and profitable online marketplace for mainland Chinese buyers and sellers. Moreover, we believe that the joint venture will benefit from our strong position in the Chinese wireless Internet market in developing new mobile commerce (“m-commerce”) opportunities.

3.	REVIEW FOR 4Q 2006 (continued)

BUSINESS REVIEW (continued)

TOM-Skype JV and UMPay

At the end of January 2007, we had over 31.5 mn registered TOM-Skype users, up from over 23.5 mn registered users at the end of October 2006, or an increase of over 8.0 mn new registered users. The growth in TOM-Skype users is due to sustained marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base continuing to exhibit positive network effects.

Regarding our alliance with UMPay, the Company continued to work closely with UMPay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

“ADSs”	means	American depositary shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Associates”	means	the same definition as described under the GEM Listing Rules

“Beijing Infomax”	means	Beijing Bo Xun Rong Tong Information Technology Company Limited

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Unicom”	means	China United Telecommunications Corporation

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”,	means	TOM Online Inc.
“our Company”, “we” and “TOM Online”

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“eBay”	means	eBay International AG

“Gainfirst”	means	Gainfirst Asia Limited

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company, its subsidiaries and its variable interest entities

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Huanjian Shumeng”	means	Beijing Huan Jian Shu Meng Network Technology Limited

“Indiagames”	means	Indiagames Limited

3.	REVIEW FOR 4Q 2006 (continued)

BUSINESS REVIEW (continued)

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“LTWJi” or “Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of America

“PRC” or “China”	means	the People’s Republic of China

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company On February 12, 2004

“Puccini”	means	Puccini International Limited

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel Network Limited

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“Skype”	means	Skype Technologies, S.A.

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“Tel-Online”	means	Tel-Online Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“Whole Win”	means	Whole Win Investments Limited

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2006;

2.	to re-elect Directors (the biographical details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to the circular dated March 30, 2007 of the Company);

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognized by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary

Hong Kong, March 30, 2007

Principal place of business in Hong Kong:

48th Floor, The Center

99 Queen’s Road Central

Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.

In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

* for identification purpose

Exhibit 1.3

(Stock code: 8282)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD AT THE GRAND BALLROOM I, HARBOUR PLAZA HONG KONG, 20 TAK FUNG STREET, HUNG HOM, KOWLOON, HONG KONG ON TUESDAY, MAY 15, 2007 AT 2:00 P.M.

I/We (Note 1)                                  of                      being the registered holder(s) of                      shares of HK$0.01 each (Note 2) in the capital of TOM Online Inc. (the “Company”) HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3)                      of                      or failing him                      of                      to act as my/our proxy to attend, act and vote on my/our behalf at the Annual General Meeting (the “Meeting”) of the Company to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m. and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the notice convening the Meeting.

Please indicate with a “✓“ in the spaces provided how you wish your votes to be cast on a poll. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his/her discretion.

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2006.
2.	(a) To re-elect Mr. Frank John Sixt as a director.
(b) To re-elect Ms. Tong Mei Kuen, Tommei as a director.
(c) To re-elect Mr. Wang Lei Lei as a director.
(d) To re-elect Mr. Jay Kenneth Chang as a director.
(e) To re-elect Mr. Peter Andrew Schloss as a director.
(f) To re-elect Ms. Feng Jue, Elaine as a director.
(g) To re-elect Mr. Fan Tai as a director.
(h) To re-elect Mr. Kwong Che Keung, Gordon as a director.
(i) To re-elect Mr. Ma Wei Hua as a director.
(j) To re-elect Dr. Lo Ka Shui as a director.
(k) To re-elect Ms. Mak Soek Fun, Angela as a director.
3.	To re-appoint PricewaterhouseCoopers as auditors and authorise the board of directors to fix their remuneration.
4.	To grant a general mandate to the directors to allot, issue and deal with additional shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.
5.	To grant a general mandate to the directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.
6.	To extend the general mandate granted to the directors to allot, issue and deal with additional shares by the amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company.

Dated	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3.	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).
7.	In the case of joint holders of a share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

* for identification purpose

Exhibit 1.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TOM Online Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock Code: 8282)

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

RE-ELECTION OF DIRECTORS

A notice convening the Annual General Meeting of TOM Online Inc. to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m. is set out on pages 17 to 19 of this circular. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of TOM Online Inc. in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

This circular, for which the directors of TOM Online Inc. collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This circular will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online Inc. at www.tom.com.

March 30, 2007

* for identification purpose

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Annual General Meeting”	means the annual general meeting of the Company for the financial year ended December 31, 2006 to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m., the notice of which is set out on pages 17 to 19 of this circular

“Associates”	has the meanings ascribed to it under the GEM Listing Rules

“Beijing Lei Ting”	means Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Super Channel”	means Beijing Super Channel Network Limited

“Board”	means the board of directors of the Company

“Code”	means the Hong Kong Code on Takeovers and Mergers

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands and whose shares are listed on GEM

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“GreaTom”	means Beijing GreaTom United Technology Company Limited

“Group”	means the Company and its subsidiaries

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“HK$”	means Hong Kong Dollars

“Latest Practicable Date”	means March 26, 2007, being the latest practicable date prior to the printing of this circular

“LTWJi”	means Beijing Lei Ting Wu Ji Network Technology Company Limited

“Notice”	means the notice convening the Annual General Meeting which is set out on pages 17 to 19 of this circular

“PRC”	means the People’s Republic of China

“Repurchase Mandate”	means a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing Resolution No. 5

“Resolution No. 4”	means the ordinary resolution no. 4 as set out in the Notice

“Resolution No. 5”	means the ordinary resolution no. 5 as set out in the Notice

“Resolution No. 6”	means the ordinary resolution no. 6 as set out in the Notice

“SFO”	means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Shanghai Super Channel”	means Shanghai Super Channel Network Limited

“Share(s)”	means the share(s) of par value of HK$0.01 each in the capital of the Company

“Shareholder(s)”	means the holder(s) of the Share(s)

“Shenzhen Freenet”	means Shenzhen Freenet Information Technology Company Limited

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited

LETTER FROM THE BOARD

(Stock Code: 8282)

Directors:	Registered office:
Frank John Sixt* (Chairman)	P.O. Box 309GT
Chow Woo Mo Fong, Susan* (Alternate Director to Frank John Sixt)	Ugland House South Church Street
Tong Mei Kuen, Tommei * (Vice Chairman)	George Town
Wang Lei Lei (Chief Executive Officer)	Grand Cayman
Jay Kenneth Chang	Cayman Islands
Peter Andrew Schloss	British West Indies
Feng Jue, Elaine
Fan Tai	Head office and principal
Kwong Che Keung, Gordon#	place of business in the PRC:
Ma Wei Hua#	8th Floor, Tower W3
Lo Ka Shui#	Oriental Plaza
Mak Soek Fun, Angela *	No. 1 Dong Chang An Avenue
Dong Cheng District
Beijing 100738
PRC

*	Non-executive Directors
#	Independent non-executive Directors

March 30, 2007

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES

AND

RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information regarding (i) the ordinary resolutions granting the Directors general mandates to issue new Shares and to repurchase Shares to be proposed at the Annual General Meeting; and (ii) the details of the retiring Directors to be re-elected at the Annual General Meeting.

* for identification purpose

GENERAL MANDATES

On May 12, 2006, ordinary resolutions were passed by the then Shareholders giving general unconditional mandates to the Directors to:

(1)	allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of the issued share capital of the Company at the date of passing of this resolution on May 12, 2006;

(2)	repurchase on GEM or on any other stock exchange on which the Shares may be listed and which is recognized by the Securities Futures Commission and the Stock Exchange for this purpose such number of Shares with an aggregate nominal value as will not exceeding 10% of the aggregate nominal value of the issued share capital of the Company at the date of passing of this resolution on May 12, 2006; and

(3)	add to the general mandate for issuing Shares as mentioned in paragraph (1) above an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the general mandate granted to the Directors to repurchase Shares as mentioned in paragraph (2) above.

The above general mandates will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the ordinary resolutions to be proposed at the Annual General Meeting to give fresh general mandates to the Directors.

At the Annual General Meeting, separate ordinary resolutions will be proposed to give to the Directors a fresh general mandate (i) to allot, issue and otherwise deal with additional Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 4 as set out in the Notice; (ii) to repurchase Shares with an aggregate nominal amount up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 5 as set out in the Notice during the period from the date of the passing of the Resolution No. 5 up to: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the Repurchasing Mandate, whichever occurs first; and (iii) to add to such general mandate so granted to the Directors to allot, issue and deal with additional Shares by an amount representing the aggregate nominal amount of the share capital of the Company (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) repurchased under the Repurchase Mandate. The relevant resolution is set out as the Resolution No. 6 in the Notice.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix I to this circular. The information in the explanatory statement is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate at the Annual General Meeting.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 116 of the articles of the association of the Company, all the existing Directors (other than the alternate Director) will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out in the Appendix II.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m. is set out on pages 17 to 19 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

PROCEDURE FOR DEMANDING A POLL AT THE ANNUAL GENERAL MEETING

Pursuant to the articles of association of the Company, a resolution put to the vote at any general meeting shall be decided on a show of hands unless a poll is required under the GEM Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by:

(a)	the chairman presiding at the meeting; or

(b)	at least five members present in person or by proxy and entitled to vote at the meeting; or

(c)	one or more members present in person or by proxy who are entitled to vote and who represent in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Directors are of the opinion that the proposals referred to in this circular are in the best interests of the Company and its shareholders and therefore recommend you to vote in favour of the Resolutions Nos. 4 to 6 to be proposed at the Annual General Meeting.

Yours faithfully,
By Order of the Board
TOM ONLINE INC.
Wang Lei Lei
Chief Executive Officer and Executive Director

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all Shareholders relating to the Resolution No. 5 to be proposed at the Annual General Meeting authorizing the Repurchase Mandate.

This explanatory statement contains all the information required pursuant to Rule 13.08 of the GEM Listing Rules which is set out as follows:

1.	EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company comprised of 4,259,654,528 Shares.

Subject to the passing of the Resolution No. 5 and on the basis that no further Shares are issued or repurchased by the Company prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 425,965,452 Shares during the period from the date of the passing of the Resolution No. 5 as set out in the Notice up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the Shareholders in general meeting, whichever occurs first.

2.	REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3.	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the applicable laws and regulations of the Cayman Islands. The Company may not purchase securities on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

Under the Cayman Islands law, repurchases by the Company may only be made out of profits of the Company or out of proceeds of a fresh issue of shares made for the purpose or, if so authorized by its articles of association and subject to the provisions of the Companies Law, out of capital. Any premium payable on purchase over the par value of the shares to be repurchased must be provided for out of profits of the Company or out of the Company’s share premium account or, if so authorized by its articles of association and subject to the provisions of the Companies Law, out of capital.

4.	GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements contained in the annual report of the Company for the year ended December 31, 2006) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase

Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the GEM during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares
	Highest	Lowest
	HK$	HK$
March 2006	2.40	1.92
April 2006	2.75	2.475
May 2006	2.675	2.20
June 2006	2.125	1.72
July 2006	1.87	1.09
August 2006	1.29	1.02
September 2006	1.46	1.20
October 2006	1.28	1.14
November 2006	1.45	1.28
December 2006	1.72	1.38
January 2007	1.63	1.34
February 2007	1.52	1.24
From March 1, 2007 to the Latest Practicable Date	1.47	1.14

6.	UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules, the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the Shareholders.

No connected person (as defined in the GEM Listing Rules) has notified the Company that it has any present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

7.	THE CODE

If as a result of a repurchase of Shares, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Code. As a result, a shareholder, or a group of shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the shareholder’s interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, TOM Group, which is a substantial shareholder of the Company, holds 2,800,000,000 Shares (representing approximately 65.73% of the issued share capital of the Company). In the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the Resolution No. 5 to be proposed at the Annual General Meeting, then (if the present shareholdings otherwise remained the same) the interest of TOM Group in the Company would be increased to approximately 73.04% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code.

8.	SHARE PURCHASE MADE BY THE COMPANY

No purchases of Shares have been made by the Company in the previous six months, whether on the Stock Exchange or otherwise.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED
TO BE RE-ELECTED

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out as follows:

Frank John Sixt

Aged 55, has been a non-executive Director and the chairman of the Company since September 15, 2003. He is also the group finance director of Hutchison Whampoa Limited, an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, a non-executive director of Hutchison Telecommunications International Limited and a director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., Partner Communications Company Ltd. and Hutchison Global Communications Holdings Limited (privitised on July 15, 2005). Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

In addition, he is the chairman of TOM Group, a non-executive director of Cheung Kong (Holdings) Limited and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO.

Mr. Sixt has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Tong Mei Kuen, Tommei

Aged 42, has been a non-executive Director of the Company since April 1, 2003 and the vice chairman of the Company since January 27, 2006. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

In addition, she is an executive director and the chief executive officer of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO.

Ms. Tong has interests in 15,000,000 share options of TOM Group within the meaning of Part XV of the SFO.

Ms. Tong has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. She is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Wang Lei Lei

Aged 33, has been an executive Director and the chief executive officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a director Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

In addition, he is also a non-executive director of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO.

Mr. Wang has interests in 139,264,000 share options of the Company, and personal interests in 300,000 shares and 15,930,000 share options of TOM Group within the meaning of Part XV of the SFO. In addition, he also has short positions in 20% of the equity interests in Beijing Lei Ting, the associated corporation of the Company within the meaning of Part XV of the SFO.

Mr. Wang has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. Mr. Wang is entitled to the basic annual salary of HK$1,054,000 and certain benefits. In addition, he is entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Jay Kenneth Chang

Aged 35, has been an executive Director of the Company since September 28, 2005 and the chief financial officer of the Company since September 1, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology strategy and implementation. Mr. Chang holds a degree in electrical engineering at the University of Washington – Seattle, WA.

Mr. Chang has interests in 18,000,000 share options of the Company within the meaning of Part XV of the SFO.

Mr. Chang has entered into a service contract with the Company commencing from April 13, 2005. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$1,502,040 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus of Mr. Chang shall be determined at the discretion of the Board. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Peter Andrew Schloss

Aged 46, has been an executive Director of the Company since December 17, 2003 and the chief legal officer of the Company since September 1, 2005. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Mr. Schloss has interests in 10,000,000 share options of the Company within the meaning of Part XV of the SFO.

Mr. Schloss has entered into a service contract with the Company commencing from December 15, 2003. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$1,440,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Schloss shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Feng Jue, Elaine

Aged 34, has been an executive Director and executive vice president of the department of sales and marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing of Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Ms. Feng has personal interests in 786,000 Shares and 3,972,000 share options of the Company within the meaning of Part XV of the SFO.

Ms. Feng has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. She is entitled to the basic annual salary of RMB504,000 and certain benefits. In addition, she is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into her service contract. The amount of the bonus for Ms. Feng is one month’s salary. She is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Fan Tai

Aged 35, has been an executive Director and vice president of finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Mr. Fan has interests in 7,346,000 share options of the Company within the meaning of Part XV of the SFO and also has short position in 20% of the equity interest of LTWJi, an associated corporation of the Company within the meaning of Part XV of the SFO.

Mr. Fan has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of RMB600,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Fan is one month’s salary. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Kwong Che Keung, Gordon

Aged 57, has been an independent non-executive Director of the Company since October 14, 2003. Mr. Kwong has also been serving as a member of the remuneration committee and the nomination committee of the Company and the chairman of the audit committee of the Company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992-1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and as an independent non-executive director of New World Mobile Holdings Limited until January 2007 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

Mr. Kwong has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Ma Wei Hua

Aged 58, has been an independent non-executive Director of the Company since October 14, 2003 and a member of the audit committee, remuneration committee and nomination committee of the Company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

Mr. Ma has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Lo Ka Shui

Aged 60, has been an independent non-executive Director of the Company and a member of the audit committee, remuneration committee and nomination committee since September 30, 2004. He is the chairman and managing director of Great Eagle Holdings Limited and the non-executive chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited, Winsor Properties Holdings Limited, Melco International Development Limited and City e-Solutions Limited and was a director of Hong Kong Exchanges and Clearing Limited until April 2006. He is also a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 27 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Dr. Lo, being the founder of a discretionary trust, is deemed to be interested in 4,700,000 Shares within the meaning of Part XV of the SFO.

Dr. Lo has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Mak Soek Fun, Angela

Aged 42, has been a non-executive Director of the Company since April 3, 2006. She has also been the Company Secretary of the Company until March 15, 2006. Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong.

She is also the head corporate general counsel and an executive director of TOM Group, a substantial shareholder of the Company within the meaning of Part XV of the SFO. Prior to joining TOM Group, she was a senior group legal counsel of Hutchison Whampoa Limited.

Ms. Mak has personal interests in 2,508 Shares of the Company, personal interests in 44,000 shares and 9,026,000 share options of TOM Group within the meaning of Part XV of the SFO.

Ms. Mak has entered into a letter of service with the Company commencing from April 3, 2006 until December 31, 2006 and thereafter the appointment automatically renews for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. She is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

NOTICE OF ANNUAL GENERAL MEETING

(Stock code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, May 15, 2007 at 2:00 p.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2006;

2.	to re-elect Directors (the biographical details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to the circular dated March 30, 2007 of the Company);

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme

* for identification purpose

or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognized by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary

Hong Kong, March 30, 2007

Principal place of business in Hong Kong:
48th Floor, The Center
99 Queen’s Road Central
Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.

In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).